Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 5 DATED AUGUST 16, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013 and Supplement No. 4, dated July 23, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the declaration of distributions to our stockholders;

(3)	the completion of our acquisition of the Christus Cabrini Surgery Center;

(4)	an increase in our KeyBank Credit Facility;

(5)	an update to the key personnel of our advisor;

(6)	an update to the estimated use of proceeds;

(7)	an update to estimated management compensation;

(8)	Management’s Discussion and Analysis of Financial Condition and Results of Operations section, substantially the same as that which was filed in our Quarterly Report on Form 10-Q on August 9, 2013;

(9)	updated financial information regarding the Company; and

(10)	a revised form of our multi-product subscription agreement.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of August 12, 2013, we had accepted investors’ subscriptions for and issued 45,965,958 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $456,862,086. As of August 12, 2013, we had 129,034,042 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless extended or all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Declaration of Distributions

On August 2, 2013, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on September 1, 2013 and ending on November 30, 2013. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock per day, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. The distributions of each record date in September 2013, October 2013 and November 2013 will be paid in October 2013, November 2013, and December 2013, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Acquisition of the Christus Cabrini Surgery Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments–Wholly-owned properties” section beginning on page 114 of the prospectus.

On July 31, 2013, a wholly-owned subsidiary of Carter Validus Operating Partnership, LP (the “Operating Partnership”), our operating partnership, acquired 100% of the fee simple interest in a 15,600 rentable square foot surgery center (the “Christus Cabrini Surgery Center”), located in Alexandria, Louisiana, for a purchase price of $4,700,000, plus closing costs. The seller of the Christus Cabrini Surgery Center is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Christus Cabrini Surgery Center using net proceeds from the Offering.

Description of the Property

The Christus Cabrini Surgery Center was constructed in 2007. As of July 31, 2013, the Christus Cabrini Surgery Center was 100% leased to Christus Cabrini Surgery Center, LLC (“Christus Cabrini”). In connection with the acquisition, we paid an acquisition fee of approximately $94,000, or 2% of the purchase price, to our advisor.

In evaluating the Christus Cabrini Surgery Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Christus Cabrini Surgery Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Christus Cabrini Surgery Center	07/31/2013	2007	$4,700,000	$94,000	8.30%	9.41%	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Christus Cabrini Surgery Center is suitable for its present and intended purpose as a healthcare facility and adequately covered by insurance. The Christus Cabrini Surgery Center is located in the Alexandria, Louisiana metropolitan area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Christus Cabrini Surgery Center. Among other things, the property manager has the authority to negotiate and enter into leases for the Christus Cabrini Surgery Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Christus Cabrini Surgery Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of the acquisition date, the principal provisions of the lease terms for the sole tenant of the Christus Cabrini Surgery Center:

Tenant	Renewal Options (1)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Expiration
Christus Cabrini (2)	2/5 yr	$390,000	(3)	$25.00	07/31/2025

(1)	Represents option renewal period/term of each option.
(2)	All of the operations and the principal nature of business of the tenant are healthcare related.
(3)	The annual base rent under the lease increases by 2.25% every year of the then-current base rent.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned properties

For 2012, the real estate taxes on the Christus Cabrini Surgery Center were approximately $46,751. For federal income tax purposes, we estimate that the depreciable basis in the Christus Cabrini Surgery Center will be approximately $4,230,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Placement of Debt on Certain Real Property Investments—Entry Into a Line of Credit Facility” section beginning on page 120 of the prospectus.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On August 9, 2013, the Operating Partnership and certain of our subsidiaries amended certain agreements related to the KeyBank Credit Facility to include Bank of America, N.A., Cadence Bank, N.A., SunTrust Bank, and Eastern Bank as lenders under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $110,000,000 to an aggregate of up to $225,000,000, consisting of a $170,000,000 revolving line of credit, with a maturity date of August 9, 2016, subject to the Operating Partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of August 9, 2017, subject to the Operating Partnership’s right to a 12-month extension. The KeyBank Credit Facility can be increased to $350,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the operating partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.25% to 3.00% (the margin rate was previously set at a range from 2.50% to 3.50%), which is determined based on the overall leverage of the operating partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.00% to 1.75% (the base rate was previously set at a range from 1.25% to 2.25%), which is determined based on the overall leverage of the operating partnership. Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility was reduced from 0.50% per annum to 0.30% per annum if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments, and from 0.35% per annum to 0.20% per annum if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lender’s commitments. The unused fee is payable quarterly in arrears.

Each subsidiary of our Operating Partnership in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Credit Facility by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the additional properties in which our Operating Partnership has pledged a security interest that serves as collateral for the KeyBank Credit Facility since July 23, 2013:

Entity (1)	Property (2)	Date Added	Borrowing Base Availability (3)
DC-2 Christie Heights, LLC	Leonia Data Center	July 26, 2013	$7,705,000
HC-3873 N. Parkview Drive, LLC	Physicians’ Specialty Hospital	July 31, 2013	$13,048,000

(1)	The Operating Partnership has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Credit Facility.
(2)	The Operating Partnership has pledged a security interest in the property that serves as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Loan Agreement.
(3)	The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we have drawn down $55,000,000 under the KeyBank Credit Facility and we have approximately $55,037,000 remaining available thereunder.

An Update to the Key Personnel of the Advisor

The following information supplements the disclosure contained in the “Management—The Advisor” section beginning on page 74 of the prospectus.

The following key personnel was added to the Advisor in July 2013:

Name	Age	Position(s)
Luke Lee	33	Vice President of Acquisitions and Due Diligence—Healthcare Division

Luke Lee is the Vice President—Healthcare Division of Carter/Validus Advisors, LLC. Mr. Lee brings 15 years of experience in the West/Southwest United States as a finance and real estate professional with a focus in acquisition, valuation, modeling and analysis of real estate assets. Most recently Mr. Lee was an acquisitions manager at Healthcare Trust of America, Inc. (HTA), a leading publicly traded REIT. In that role Mr. Lee sourced and closed over $500 million in acquisitions and analyzed over $6 billion in healthcare acquisition opportunities. Mr. Lee was also responsible for building argus models, underwriting acquisition opportunities and due diligence. Prior to HTA, Mr. Lee earned his appraisal license in 2010 as a valuation manager at CB Richard Ellis. Additionally, Mr. Lee achieved his CPA designation in 2005 during his tenure at Ernst & Young, LLP, where he was promoted to a manager within the Real Estate Advisory Services Group. Mr. Lee began his career at Raymond James as a financial analyst where he attained his Series 7 and Series 63 licenses in 1999. Mr. Lee’s educational degrees include a Bachelor of Science in Finance from Arizona State University in 2001 and a Master of Science in Accountancy from the University of Notre Dame in 2002.

Estimated Use of Proceeds of the Offering

The following supersedes and replaces the table contained in the “Prospectus Summary—Estimated Use of Proceeds of This Offering” section on page 12 and the table contained in the “Estimated Use of Proceeds” section on page 59 of the prospectus, and all similar discussions appearing throughout the prospectus.

	Maximum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,500,000,000	100.00%	$1,737,500,000	100.00%
Less offering expenses:
Selling commissions and dealer manager fee	146,250,000	9.75%	146,250,000	9.36%
Organization and offering expenses	18,750,000	1.25%	21,718,750	1.25%

Amount available for investment	$1,335,000,000	89.00%	$1,569,531,250	89.39%

Acquisition:
Acquisition and advisory fees	$25,960,136	1.73%	$30,520,783	1.74%
Acquisition expenses	9,735,057	0.65%	11,445,294	0.66%
Working capital reserve	1,298,007	0.09%	1,526,039	0.09%

Amount invested in properties	$1,298,006,806	86.50%	$1,526,039,135	87.80%

The following information supersedes and replaces footnote (5) on page 60 of the Prospectus.

(5)	Acquisition expenses include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property or other real estate related investments (including our pro rata share of debt attributable to such property); however, expenses on a particular acquisition or investment may be higher. Acquisition fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us. Assuming that we incur our targeted leverage of 50% of the aggregate fair market value of our assets, as set forth in our investment policies, the maximum acquisition expenses would be $17,167,940. Assuming that we incur our maximum leverage of 75% of the aggregate cost of our assets, as set forth in our charter, the maximum acquisition expenses would be $20,029,264.

Estimated Management Compensation

The following information supersedes and replaces the discussion related to the estimated acquisition expenses payable to our advisor contained in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates” section beginning on page 16 and the “Management Compensation” section beginning on page 84 of the prospectus.

The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
Acquisition Expenses— Carter/Validus Advisors, LLC	We pay, or reimburse our advisor, as applicable, for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on property not acquired, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. We expect these expenses will be approximately 0.75% of the purchase price of each property or other real estate-related investment; however, expenses on a particular acquisition or investment may be higher.	$11,445,294 (or $17,167,940, assuming that we incur our expected leverage set forth in our investment guidelines, or $20,029,264, assuming the maximum leverage set forth in our charter).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should also be read in conjunction with our audited consolidated financial statements, and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on April 1, 2013 (the “2012 Annual Report on Form 10-K”).

The terms “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP and all consolidated subsidiaries.

Forward-Looking Statements

Certain statements contained in this prospectus supplement, other than historical facts, include forward-looking statements that reflect our expectations and projections about our future results, performance, prospects and opportunities. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this prospectus supplement is filed with the Securities and Exchange Commission (the “SEC”). We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this prospectus supplement, and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this prospectus supplement. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. See Item 1A. “Risk Factors” of our 2012 Annual Report on Form 10-K for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.

Management’s discussion and analysis of financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

We were formed on December 16, 2009 under the laws of Maryland to acquire and operate a diversified portfolio of income producing commercial real estate. We may also invest in real estate related securities. We are a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes.

We are conducting a best efforts initial public offering (the “Offering”), in which we are offering to the public up to 150,000,000 shares of common stock at a price of $10.00 per share in our primary offering and up to 25,000,000 additional shares pursuant to a distribution reinvestment plan (the “DRIP”). The SEC first declared our registration statement effective as of December 10, 2010. As of June 30, 2013, we had received and accepted subscriptions in the Offering for 39,386,000 shares of our common stock, or $391,508,000, including shares of our common stock issued pursuant to the DRIP.

Substantially all of our operations are conducted through Carter/Validus Operating Partnership, LP (our “Operating Partnership”). We are externally advised by Carter/Validus Advisors, LLC (the “Advisor”), pursuant to an advisory agreement (the “Advisory Agreement”), between us and our Advisor, which is our affiliate. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by and is a subsidiary of our sponsor, Carter/Validus REIT Investment Management Company, LLC. We have no paid employees.

We currently operate through two reportable business segments – data centers and medical facilities. As of June 30, 2013, we had completed 22 acquisitions (including two properties owned through consolidated partnerships) comprised of 26 buildings and parking facilities and approximately 1,697,000 square feet of gross leasable area for an aggregate purchase price of $495,384,000. As of June 30, 2013, we also invested in secured preferred equity loans in the aggregate principal amount of $40,650,000 and a bridge loan in the principal amount of $18,000,000.

Critical Accounting Policies

Our critical accounting policies were disclosed in our 2012 Annual Report on Form 10-K. There have been no material changes to our critical accounting policies as disclosed therein.

Interim Unaudited Financial Data

Our accompanying condensed consolidated financial statements have been prepared by us in accordance with GAAP in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, our accompanying condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. Our accompanying condensed consolidated financial statements reflect all adjustments, which are, in our view, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Interim results of operations are not necessarily indicative of the results to be expected for the full year; such full year results may be less favorable. Our accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in our 2012 Annual Report on Form 10-K.

Qualification as a REIT

To maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to maintain our qualification as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.

Distributions

For the six months ended June 30, 2013, we paid distributions of approximately $8,961,000, of which $4,940,000 was paid in cash and $4,021,000 was reinvested in shares of our common stock pursuant to the DRIP. From the distributions paid, $8,046,000, or 89.8%, was paid from cash flows provided by operations of $8,046,000 and the shortfall of $915,000, or 10.2%, was paid from proceeds from the Offering. During the six months ended June 30, 2012, we paid distributions of approximately $1,644,000, of which $853,000 was paid in cash and $791,000 was reinvested in shares of common stock pursuant to the DRIP. From the distributions paid, $162,000, or 9.9%, was paid from cash flows provided by operations of $162,000 and the shortfall of $1,482,000, or 90.1%, was paid from proceeds from the Offering. Net income and funds from operations (“FFO”) were $2,864,000 and $9,085,000, respectively, for the six months ended June 30, 2013. As of June 30, 2013, cumulative since inception, we paid distributions of $15,403,000, of which $8,367,000 was paid in cash and $7,036,000 was reinvested in shares of our common stock pursuant to the DRIP.

For a discussion of distributions paid subsequent to June 30, 2013, see Note 17—“Subsequent Events” to the condensed consolidated financial statements that are a part of this prospectus supplement.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see Note 2—“Summary of Significant Accounting Policies—Recently Issued Accounting Standards” to our condensed consolidated financial statements that are a part of this prospectus supplement.

Segment Reporting

The Company reports its financial performance based on two reporting segments. The following is a discussion of the results of operations on these two business segments. See Note 12—“Segment Reporting” to the condensed consolidated financial statements that are a part of this prospectus supplement for additional information on the Company’s two segments.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets as of June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
Number of commercial properties	22	7
Approximate aggregate rentable square feet (1)	1,697,000	528,000
Percentage of rentable square feet leased	100%	100%

(1)	Excludes parking facilities.

The following table summarizes our real estate investment activity during the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Commercial properties acquired	4	2	7	6
Approximate aggregate purchase price of acquired properties	$46,400,000	$16,524,000	$100,900,000	$134,144,000
Approximate aggregate rentable square feet (1)	154,198	88,000	452,068	508,000

(1)	Excludes parking facilities.

As shown in the table above, we owned 22 commercial properties as of June 30, 2013, compared to seven commercial properties as of June 30, 2012. Accordingly, our results of operations for the three and six months ended June 30, 2013, as compared to the three and six months ended June 30, 2012, are not comparable; therefore we have not included the percentage change.

Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012

Rental and Parking Revenue

Rental and parking revenue for the three months ended June 30, 2013 and 2012 was $11,628,000 and $4,236,000, respectively. For the three months ended June 30, 2013, rental revenue primarily comprised of base rent of $9,122,000, amortization of above- and below-market leases and straight-line rent of $2,107,000, parking revenue of $379,000 and miscellaneous revenue of $20,000. For the three months ended June 30, 2012, rental revenue primarily comprised of base rent of $2,929,000, amortization of below-market lease and straight-line rent of $926,000, and parking revenue of $381,000.

As of June 30, 2013 and 2012, our properties were 100% leased.

Tenant Reimbursement Income

We pay certain operating expenses subject to reimbursement by our tenants. For the three months ended June 30, 2013 and 2012, tenant reimbursement income was $2,475,000 and $1,247,000, respectively.

Rental and Parking Expenses

Rental and parking expenses for the three months ended June 30, 2013 and 2012 were $3,057,000 and $1,533,000, respectively. For the three months ended June 30, 2013, rental and parking expenses consisted primarily of utility costs of $1,140,000, real estate taxes of $904,000, repair and maintenance costs of $349,000, personnel costs of $175,000, property management fees of $328,000, insurance costs of $53,000, administrative costs of $95,000 and professional fees of $13,000. For the three months ended June 30, 2012, rental and parking expenses consisted primarily of utilities of $555,000, real estate taxes of $402,000, repair and maintenance fees of $200,000, personnel costs of $160,000, property management fees of $102,000, administrative costs of $92,000 and insurance costs of $22,000.

General and Administrative Expenses

For the three months ended June 30, 2013 and 2012, general and administrative expenses were approximately $1,175,000 and $114,000, respectively. For the three months ended June 30, 2013, general and administrative expenses consisted of professional and legal fees of approximately $88,000, reporting costs of $68,000, board of directors’ fees and expenses of approximately $32,000, restricted stock compensation of $15,000, travel costs of $11,000 and asset management fees of $772,000. For the three months ended June 30, 2013, we reimbursed our Advisor for personnel costs of $111,000, insurance costs of $29,000 and administrative costs of $49,000. For the three months ended June 30, 2012, general and administrative expenses consisted of professional and legal fees of $117,000, board of directors’ fees and expenses of $39,000, franchise taxes of $11,000, restricted stock compensation of $11,000, reporting costs of $39,000 and travel costs of $5,000; offset by the reversal of accrued asset management fees of ($129,000), which was attributable to our Advisor’s decision to waive, without recourse, all 2012 deferred asset management fees until our distribution payout ratio was equal to or less than 100%. For the three months ended June 30, 2012, we reimbursed our Advisor $21,000 for directors’ and officers’ insurance costs.

Acquisition Related Expenses

Acquisition related expenses for the three months ended June 30, 2013 and 2012 were approximately $1,601,000 and $1,019,000, respectively. For the three months ended June 30, 2013, these expenses related primarily to four acquisitions during the period, including acquisition fees of $928,000 incurred to our Advisor or its affiliates. For the three months ended June 30, 2012, acquisition related expenses related primarily to expenses associated with the two property acquisitions during the period, including acquisition fees of $331,000 incurred to our Advisor or its affiliates.

Depreciation and Amortization

Depreciation and amortization for the three months ended June 30, 2013 and 2012 was approximately $4,105,000 and $1,523,000, respectively. For the three months ended June 30, 2013, depreciation and amortization consisted of depreciation on our real estate properties of $2,962,000 and amortization on our identified intangible assets of $1,143,000. For the three months ended June 30, 2012, depreciation and amortization consisted primarily of depreciation on our real estate properties of $1,010,000 and amortization on our identified intangible assets of $513,000.

Interest and Other Income

Interest and other income for the three months ended June 30, 2013 and 2012 was approximately $1,478,000 and $12,000, respectively. For the three months ended June 30, 2013, interest and other income related to investment interest income of $1,369,000 and loan commitment fees of $450,000, offset by loan origination costs of $341,000. For the three months ended June 30, 2012, interest and other income related to investment interest income of $15,000, offset by a loss in unconsolidated partnerships of $3,000.

Interest Expense

Interest expense for the three months ended June 30, 2013 and 2012 was $3,121,000 and $1,200,000, respectively. For the three months ended June 30, 2013, $2,829,000 related to interest expense on notes payable and the KeyBank Credit Facility, and $292,000 related to amortization of debt issue costs. For the three months ended June 30, 2012, $1,113,000 related to interest expense on our notes payable and the KeyBank Credit Facility and $87,000 related to amortization of debt issue costs.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Rental and Parking Revenue

Rental and parking revenue for the six months ended June 30, 2013 and 2012 was $22,249,000 and $7,833,000, respectively. For the six months ended June 30, 2013, rental and parking revenue primarily comprised of base rent of $17,197,000, amortization of above- and below-market leases and straight-line rent of $4,158,000, parking revenue of $862,000 and miscellaneous revenue of $32,000. For the six months ended June 30, 2012, rental and parking revenue primarily comprised of base rent of $5,375,000, amortization of below-market lease and straight-line rent of $1,675,000, and parking revenue of $783,000.

As of June 30, 2013 and 2012, our properties were 100% leased.

Tenant Reimbursement Income

We pay certain operating expenses subject to reimbursement by our tenants. For the six months ended June 30, 2013 and 2012, tenant reimbursement income was $4,315,000 and $2,209,000, respectively.

Rental and Parking Expenses

Rental and parking expenses for the six months ended June 30, 2013 and 2012 were $5,371,000 and $2,694,000, respectively. For the six months ended June 30, 2013, rental and parking expenses consisted primarily of utility costs of $1,864,000, real estate taxes of $1,569,000, repair and maintenance costs of $606,000, personnel costs of $361,000, property management fees of $608,000, insurance costs of $144,000, administrative costs of $173,000 and professional fees of $46,000. For the six months ended June 30, 2012, rental and parking expenses consisted primarily of utilities of $1,027,000, real estate taxes of $588,000, repair and maintenance fees of $378,000, personnel costs of $312,000, property management fees of $191,000, administrative costs of $133,000, insurance costs of $36,000 and professional fees of $29,000.

General and Administrative Expenses

For the six months ended June 30, 2013 and 2012, general and administrative expenses were approximately $2,781,000 and $429,000, respectively. For the six months ended June 30, 2013, general and administrative expenses consisted of professional and legal fees of approximately $528,000, reporting costs of $86,000, board of directors’ fees and expenses of approximately $70,000, restricted stock compensation of $30,000, travel costs of $11,000 and asset management fees of $1,626. For the six months ended June 30, 2013, we reimbursed our Advisor $430,000, which consisted of personnel costs of $276,000, insurance costs of $58,000 and administrative costs of $96,000. For the six months ended June 30, 2012, general and administrative expenses consisted of professional and legal fees of $243,000, board of directors’ fees and expenses of $51,000, franchise taxes of $10,000, restricted stock compensation of $20,000, travel costs of $6,000, reporting costs of $54,000 and administrative costs of approximately $3,000. For the six months ended June 30, 2012, we reimbursed our Advisor $42,000 of insurance costs.

Acquisition Related Expenses

Acquisition related expenses for the six months ended June 30, 2013 and 2012 were approximately $3,197,000 and $3,113,000, respectively. For the six months ended June 30, 2013, these expenses related primarily to seven acquisitions during the period, including acquisition fees of $2,018,000 incurred to our Advisor or its affiliates. For the six months ended June 30, 2012, acquisition related expenses related primarily to expenses associated with the six property acquisitions during the period, including acquisition fees of $1,945,000 incurred to our Advisor or its affiliates.

Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2013 and 2012 was approximately $7,864,000 and $2,683,000, respectively. For the six months ended June 30, 2013, depreciation and amortization consisted of depreciation on our real estate properties of $5,593,000 and amortization on our identified intangible assets and liabilities of $2,271,000. For the six months ended June 30, 2012, depreciation and amortization consisted primarily of depreciation on our real estate properties of $1,791,000 and amortization on our identified intangible assets and liabilities of $892,000.

Interest and Other Income

Interest and other income for the six months ended June 30, 2013 and 2012 was approximately $2,260,000 and $4,000, respectively. For the six months ended June 30, 2013, interest and other income related to investment interest income of $2,029,000 and loan commitment fees of $679,000, offset by loan origination costs of $448,000. For the six months ended June 30, 2012, interest and other income related to investment interest income of $32,000, offset by a loss in unconsolidated partnerships of $28,000.

Interest Expense

Interest expense for the six months ended June 30, 2013 and 2012 was $5,907,000 and $2,341,000, respectively. For the six months ended June 30, 2013, $5,390,000 related to interest expense on notes payable and the KeyBank Credit Facility, and $517,000 related to amortization of debt issue costs. For the six months ended June 30, 2012, interest expense of $2,231,000 related to interest on our notes payable and the KeyBank Credit Facility and amortization of debt issue costs of $110,000

Organization and Offering Costs

We reimburse our Advisor, or its affiliates, for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer-manager fee and the other organization and offering costs incurred by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. We expect that other organization and offering costs (other than selling commissions and dealer-manager fees) will be approximately 1.25% of the gross offering proceeds. During the six months ended June 30, 2013, we paid approximately $17,348,000 in selling commissions and dealer-manager fees to our dealer manager and we reimbursed our Advisor, or its affiliates, approximately $4,536,000 in offering expenses, and incurred approximately $10,857,000 of other organization and offering costs, the total of which represents our maximum liability for organization and offering costs as of June 30, 2013.

When incurred, other organization costs are expensed as incurred and selling commissions and dealer-manager fees are charged to stockholders’ equity as the amounts related to raising capital. For a further discussion of other organization and offering costs, see Note 10—“Related Party Transactions and Arrangements” to the condensed consolidated financial statements that are a part of this prospectus supplement.

Liquidity and Capital Resources

Our sources of funds are primarily the net proceeds of the Offering, operating cash flows and borrowings. Our principal demand for funds are for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our indebtedness and to pay distributions to our stockholders. In addition, we require resources to make certain payments to our Advisor, or its affiliates, and our dealer-manager, which, during the Offering, include payments to our Advisor and its affiliates for reimbursement of other organizational and offering costs, and to our dealer-manager and its affiliates for selling commissions and dealer-manager fees.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of the Offering. However, there is a delay between the sale of shares of our common stock and our investments in real estate and real estate-related investments, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of the Offering in properties and real estate-related securities, we invest the uninvested proceeds in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related securities. The number of properties we acquire and other investments we make will depend upon the number of shares sold in the Offering and the resulting amount of net proceeds available for investment.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or our joint venture partners or, when necessary, capital reserves. Any capital reserve would be established from the gross proceeds of the Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

KeyBank Credit Facility

As of June 30, 2013, the KeyBank Credit Facility consisted of a $55,000,000 revolving line of credit, and a $55,000,000 term loan. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes. Additional financial institutions are expected to become lenders under the KeyBank Loan Agreement and, subject to certain conditions, the KeyBank Credit Facility can be increased up to $250,000,000.

As of June 30, 2013, the KeyBank Credit Facility bore interest at per annum rates equal to, at the operating partnership’s option, either: (a) the London Interbank Offered Rate (“LIBOR”), plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of the Operating Partnership; or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of the Operating Partnership. In connection with the KeyBank Credit Facility, the Operating Partnership entered into interest swap agreements with KeyBank National Association to effectively fix LIBOR on the term loans at a weighted average rate of 0.91%, resulting in an interest rate under the term loans of the KeyBank Credit Facility ranging from 3.41% to 4.41% per annum. The revolving line of credit and the term loans can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and the Operating Partnership may be subject to a breakage fee under the swap agreements, if applicable.

On August 9, 2013, we amended certain agreements related to the KeyBank Credit Facility to include Bank of America, N.A., Cadence Bank, N.A., SunTrust Bank and Eastern Bank as lenders under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $110,000,000 to an aggregate of up to $225,000,000 consisting of a $170,000,000 revolving line of credit, with a maturity date of August 9, 2016, subject to the Operating Partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of August 9, 2017, subject to the Operating Partnership’s right to a 12-month extension. The KeyBank Credit Facility can be increased to $350,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the operating partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.25% to 3.00% (the margin rate was previously set at a range from 2.50% to 3.50%), which is determined based on the overall leverage of the operating partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annual equal to the prime rate for such day, plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of the operating partnership. Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility was reduced from 0.50% per annum to 0.30% per annum if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments, and from 0.35% per annum to 0.20% per annum if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lender’s commitments.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement. The credit available for the Operating Partnership to borrow under the KeyBank Loan Agreement will be a maximum principal amount of the value of the assets that are included in the collateral pool. Each subsidiary of the Operating Partnership in the collateral pool is a party to, and guarantor of, the KeyBank Loan Agreement. As of June 30, 2013, the borrowing base availability under the KeyBank Credit Facility was $89,247,000 and we had drawn down $55,000,000 under the KeyBank Credit Facility. As of June 30, 2013, we had approximately $34,247,000 remaining available under the KeyBank Credit Facility. The KeyBank Credit Facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that serve as collateral for the KeyBank Credit Facility in the event of a default. The KeyBank Credit Facility agreement also imposes the following financial covenants: (i) minimum liquidity thresholds; (ii) a minimum ratio of operating cash flow to fixed charges; (iii) a maximum ratio of liabilities to asset value; (iv) a maximum daily distribution covenant; (v) a minimum quarterly equity raise; (vi) a minimum number of properties in the collateral pool; (vii) a minimum debt yield; and (viii) a minimum tangible net worth. In addition, the KeyBank Credit Facility agreement includes events of default that are customary for credit facilities and transactions of this type. We believe we were in compliance with all financial covenant requirements at June 30, 2013.

Cash Flows

Net cash flows provided by operating activities for the six months ended June 30, 2013 and 2012 was approximately $8,046,000 and $162,000, respectively. For the six months ended June 30, 2013, net cash flows provided by operating activities related to rental and other revenue received in cash, offset by the payment of acquisition related fees and expenses, other assets and general and administrative expenses. We anticipate net cash flows from operating activities to increase as we acquire additional properties.

Net cash flows used in investing activities for the six months ended June 30, 2013 and 2012 was $137,325,000 and $95,101,000, respectively. For the six months ended June 30, 2013, net cash flows used in investing activities related to the acquisition of seven real estate properties, investment in real estate notes receivable, payments of notes receivable, payments and collection of real estate escrow deposits and capital expenditures. Net cash flows from investing activities are dependent on investment of our offering proceeds in real estate and real estate-related investments.

Net cash flows provided by financing activities for the six months ended June 30, 2013 and 2012 was approximately $168,654,000 and $117,764,000, respectively. For the six months ended June 30, 2013, such cash flows related primarily to funds raised from investors in our Offering of $186,335,000, proceeds from our mortgage notes payable of $14,000,000, proceeds from the KeyBank Credit Facility of $17,500,000, collection of escrow funds of $1,867,000, offset by principal payments on our mortgage notes payable in the amount of $1,588,000, payments on the KeyBank Credit Facility of $18,000,000, deferred financing costs of $1,059,000, cash distributions to our stockholders of $4,940,000, offering costs of $21,883,000, distributions to noncontrolling interests in a consolidated partnership of $1,550,000, repurchase of shares of our common stock of $151,000 and payments to escrow funds of $1,877,000. We anticipate cash flows from financing activities to increase in the future as we raise additional funds from investors and incur additional debt to acquire more properties.

Contractual Obligations

As of June 30, 2013, we had approximately $224,259,000 of debt outstanding. See Note 7—“Notes Payable and Credit Facility” of our condensed consolidated financial statements included in this prospectus supplement for certain terms of the debt outstanding. Our contractual obligations as of June 30, 2013 were as follows (in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—fixed rate debt (1)	$3,200	$7,751	$160,522	$52,786	$224,259
Interest payments—fixed rate debt (2)	9,877	21,981	13,213	10,942	56,013

Total	$13,077	$29,732	$173,735	$63,728	$280,272

(1)	Principal payments reflect actual aggregate payments based on the face amount of notes payable and the KeyBank Credit Facility.
(2)	As of June 30, 2013, we had $92.2 million of variable rate debt and borrowings that were fixed through the use of interest rate swaps. We used the fixed rates under our swap agreements to calculate the debt payment obligations in future periods.

Off-Balance Sheet Arrangements

As of June 30, 2013, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, sales commissions, dealer-manager fees, asset and property management fees and reimbursement of operating costs. Refer to Note 10—“Related Party Transactions and Arrangements” to our condensed consolidated unaudited financial statements included in this prospectus supplement for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and FFO. FFO is not equivalent to our net operating income or loss as determined under GAAP, but rather it is a measure promulgated by the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group. NAREIT’s belief is that FFO is a more accurate reflection of the operating performance of a REIT because of certain unique operating characteristics of real estate companies. We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnership and joint ventures will be calculated to reflect FFO on the same basis.

We, along with the others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs. It should be noted, however, that not all REITs calculate FFO the same way, and therefore comparisons with other REITs may not be meaningful. Further, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

Since the establishment of FFO as an industry benchmark, there have been changes in the accounting and reporting guidance (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that have increased non-cash and non-operating items included in FFO. In addition, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. The Investment Program Association (the “IPA”), an industry trade group, has standardized a measure known as modified funds from operations (“MFFO”), which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT. The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, amounts related to straight-line rents and the adjustments of such items related to noncontrolling interests in the operating partnership and other consolidated partnership as well as our unconsolidated partnership. Since MFFO excludes acquisition related expenses, it should not be construed as a historic performance measure.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance.

The following is a reconciliation of net income/(loss) attributable to controlling interests, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the three and six months ended June 30, 2013 and 2012 (in thousands except share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss) attributable to the Company	$2,001	$(662)	$2,864	$(1,830)
Adjustments:
Depreciation and amortization—real estate	4,105	1,523	7,864	2,683
Noncontrolling interest’s shares of the above adjustments related to the consolidated partnerships	(824)	(901)	(1,643)	(1,672)

FFO	$5,282	$(40)	$9,085	$(819)

Adjustments:
Acquisition related expenses	$1,601	$1,019	$3,197	$3,113
Amortization of above and below market lease	(972)	(518)	(1,839)	(939)
Amortization of straight-line rents	(1,136)	(408)	(2,320)	(736)
Noncontrolling interests’ share of the above adjustments related to the consolidated partnerships	515 (1)	580 (2)	1,029 (3)	225 (4)

MFFO	$5,290	$633	$9,152	$844

Weighted average common shares outstanding—basic	33,830,429	7,233,405	28,911,913	5,654,878

Weighted average common shares outstanding—diluted	33,844,471	7,233,405	28,926,705	5,654,878

Net income (loss) per common share—basic	$0.06	$(0.09)	$0.10	$(0.32)

Net income (loss) per common share—diluted	$0.06	$(0.09)	0.10	$(0.32)

FFO per common share—basic	$0.16	$(0.01)	0.31	$(0.14)

FFO per common share—diluted	$0.16	$(0.01)	$0.31	$(0.14)

(1)	Of this amount, $151,000 related to straight-line rents and $364,000 related to above and below market leases.

(2)	Of this amount, $211,000 related to straight-line rents, $374,000 related to above and below market leases and $(5,000) related to acquisition expenses.
(3)	Of this amount, $300,000 related to straight-line rents and $729,000 related to above and below market leases.
(4)	Of this amount, $433,000 related to straight-line rents, $687,000 related to above and below market leases and $(895,000) related to acquisition expenses.

Subsequent Events

For a discussion of subsequent events, see Note 17—“Subsequent Events” to the condensed consolidated financial statements that are a part of this prospectus supplement.

Revised Subscription Agreement

A revised form of our multi-product subscription agreement is attached as Appendix G to this prospectus supplement and replaces the previous multi-product subscription agreement.

The following financial pages supplement, and should be read in connection with, the financial pages beginning on page F-1 of the prospectus.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

CARTER VALIDUS MISSION CRITICAL REIT, INC.

PART 1. FINANCIAL STATEMENTS

Item 1. Financial Statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2013 and December 31, 2012

(in thousands, except share amounts)

(Unaudited)

	June 30, 2013	December 31, 2012
ASSETS
Real estate:
Land ($4,280 and $4,280 related to VIE)	$44,390	$34,577
Buildings and improvements ($95,378 and $95,182 related to VIE)	444,765	357,559
Acquired intangible assets ($16,187 and $16,187 related to VIE)	67,774	60,019

	556,929	452,155

Less: accumulated depreciation and amortization ($6,246 and $4,090 related to VIE)	(16,675)	(8,732)

Total real estate, net ($109,599 and $111,559 related to VIE)	540,254	443,423
Cash and cash equivalents ($481 and $463 related to VIE)	43,752	4,377
Derivative assets	801	—
Notes receivables	60,317	23,711
Other assets ($3,981 and $4,078 related to VIE)	15,157	12,286

Total assets	$660,281	$483,797

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable ($54,084 and $54,420 related to VIE)	$169,259	$156,847
Credit Facility	55,000	55,500
Accounts payable due to affiliates ($12 and $31 related to VIE)	3,716	5,674
Accounts payable and other liabilities ($1,400 and $1,398 related to VIE)	8,106	6,913
Derivative liabilities	17	963
Intangible lease liabilities, less accumulated amortization of $4,501 and $2,583, respectively ($17,393 and $18,375 related to VIE)	55,775	54,022

Total liabilities	291,873	279,919
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized; 39,415,612 and 20,261,611 shares issued, respectively; 39,379,285 and 20,241,478 shares outstanding, respectively	394	202
Additional paid-in capital	343,028	172,602
Accumulated distributions in excess of earnings	(23,518)	(16,393)
Accumulated other comprehensive income (loss)	784	(963)

Total stockholders’ equity	320,688	155,448
Noncontrolling interests in consolidated partnerships	47,719	48,429
Noncontrolling interests in operating partnership	1	1

Total equity	368,408	203,878

Total liabilities and stockholders’ equity	$660,281	$483,797

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

For the Three and Six Months Ended June 30, 2013 and 2012

(in thousands, except shares and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenue:
Rental and parking revenue	$11,628	$4,236	$22,249	$7,833
Tenant reimbursement income	2,475	1,247	4,315	2,209

Total revenue	14,103	5,483	26,564	10,042
Expenses:
Rental and parking expenses	3,057	1,533	5,371	2,694
General and administrative expenses	1,175	114	2,781	429
Acquisition related expenses	1,601	1,019	3,197	3,113
Depreciation and amortization	4,105	1,523	7,864	2,683

Total expenses	9,938	4,189	19,213	8,919

Income from operations	4,165	1,294	7,351	1,123

Other income (expense):
Interest and other income	1,478	12	2,260	4
Interest expense	(3,121)	(1,200)	(5,907)	(2,341)

Total other income (expense)	(1,643)	(1,188)	(3,647)	(2,337)

Consolidated net income (loss)	2,522	106	3,704	(1,214)
Net (income) loss attributable to noncontrolling interests in consolidated partnerships	(521)	(768)	(840)	(616)

Net income (loss) attributable to the Company	$2,001	$(662)	$2,864	$(1,830)

Other comprehensive income (loss):
Unrealized gain on interest rate swaps	1,819	—	1,747	—

Other comprehensive income	1,819	—	1,747	—

Comprehensive income (loss) attributable to the Company	$3,820	$(662)	$4,611	$(1,830)

Weighted average number of common shares outstanding:
Basic	33,830,429	7,233,405	28,911,913	5,654,878

Diluted	33,844,471	7,233,405	28,926,705	5,654,878

Net income (loss) per common share attributable to common stockholders:
Basic	$0.06	$(0.09)	$0.10	$(0.32)

Diluted	$0.06	$(0.09)	$0.10	$(0.32)

Distributions declared per common share	$0.17	$0.18	$0.35	$0.35

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2013

(in thousands, except for share data)

(Unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests In Operating Partnership	Noncontrolling Interests In Consolidated Partnership	Total Stockholders’ Equity
	No. of Shares	Par Value
Balance, December 31, 2012	20,241,478	$202	$172,602	$(16,393)	$(963)	$1	$48,429	$203,878
Issuance of common stock	18,724,671	188	186,147	—	—	—	—	186,335
Vesting of restricted stock	6,000	—	—	—	—	—	—	—
Issuance of common stock under the distribution reinvestment plan	423,330	4	4,017	—	—	—	—	4,021
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,550)	(1,550)
Distributions declared to common stockholders	—	—	—	(9,989)	—	—	—	(9,989)
Commissions on sale of common stock and related dealer-manager fees	—	—	(17,348)	—	—	—	—	(17,348)
Other offering costs	—	—	(2,269)	—	—	—	—	(2,269)
Redemption of common stock	(16,194)	—	(151)	—	—	—	—	(151)
Stock-based compensation	—	—	30	—	—	—	—	30
Other comprehensive income	—	—	—	—	1,747	—	—	1,747
Net income	—	—	—	2,864	—	—	840	3,704

Balance, June 30, 2013	39,379,285	$394	$343,028	$(23,518)	$784	$1	$47,719	$368,408

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

For the Six Months Ended June 30, 2013 and 2012

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Consolidated net income (loss)	$3,704	$(1,214)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,864	2,683
Amortization of debt issue costs	517	110
Amortization of straight-line rent	(2,320)	(736)
Amortization of intangible lease liability	(1,918)	(994)
Amortization of origination costs and commitment fees	(231)	—
Amortization of intangible lease assets	80	55
Deferred revenue	63	—
Stock-based compensation	30	20
Changes in operating assets and liabilities:
Accounts payable and other liabilities	102	1,654
Accounts payable due to affiliates	308	(190)
Other assets, net	(153)	(1,226)

Net cash provided by operating activities	8,046	162

Cash flows from investing activities:
Investment in real estate and other assets	(100,900)	(134,144)
Capital expenditures	(251)	(335)
Payments of real estate escrow deposits	(1,905)	(10,080)
Collections of real estate escrow deposits	2,273	49,654
Other deposits	(167)	(196)
Notes receivables advances	(55,500)	—
Collections of notes receivable	20,000	—
Origination costs net of commitment fees related to notes receivable	(875)	—

Net cash used in investing activities	(137,325)	(95,101)

Cash flows from financing activities:
Proceeds from notes payable	14,000	70,703
Payments on notes payable	(1,588)	(552)
Proceeds from line of credit	17,500	—
Payments of line of credit	(18,000)	—
Payments of deferred financing costs	(1,059)	(1,529)
Repurchase of common stock	(151)	(119)
Offering costs on issuance of common stock	(21,883)	(6,365)
Distributions to stockholders	(4,940)	(853)
Proceeds from issuance of common stock	186,335	59,133
Payments to escrow funds	(1,877)	(2,032)
Collection of escrow funds	1,867	487
Distributions to noncontrolling interests in consolidated partnerships	(1,550)	(1,109)

Net cash provided by financing activities	168,654	117,764

Net change in cash	39,375	22,825
Cash and cash equivalents—Beginning of period	4,377	8,969

Cash and cash equivalents—End of period	$43,752	$31,794

Supplemental disclosure of non-cash transactions:
Accrued offering costs due to affiliates	$2,943	$5,209
Common stock issued through distribution reinvestment plan	$4,021	$791
Net unrealized gain on interest rate swap	$1,747	$—
Distributions declared and unpaid	$2,153	$487
Supplemental cash flow disclosures:
Interest paid	$5,240	$1,885

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2013

Note 1—Organization and Proposed Business Operations

Carter Validus Mission Critical REIT, Inc. (the “Company”), a Maryland corporation, was incorporated on December 16, 2009 and currently is treated and qualifies as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes. The Company operates through two reportable business segments – data centers and medical facilities. As of June 30, 2013, the Company owned 22 properties (including two properties owned through consolidated partnerships) comprising 1.70 million rentable square feet of single- and multiple-tenant commercial space located in 17 metropolitan statistical areas (“MSAs”). As of June 30, 2013, the rentable space at these properties was 100% leased. As of June 30, 2013, the Company also invested in secured preferred equity loans in the aggregate principal amount of $40,650,000 and a bridge loan in the principal amount of $18,000,000.

Pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended (the “Securities Act”), the Company is offering for sale to the public on a “best efforts” basis up to 150,000,000 shares of common stock at a price of $10.00 per share, and up to 25,000,000 additional shares of common stock pursuant to a distribution reinvestment plan (the “DRIP”), under which the Company’s stockholders may elect to have distributions reinvested in additional shares of the Company’s common stock at the higher of $9.50 per share or 95% of the fair market value per share as determined by the Company’s board of directors, for a maximum offering of up to $1,738,000,000 (the “Offering”).The registration statement for the Offering was first declared effective by the Securities and Exchange Commission (the “SEC”) on December 10, 2010.

As of June 30, 2013, the Company had issued approximately 39,386,000 shares of its common stock (including shares of common stock issued pursuant to the DRIP) in the Offering, for gross proceeds of approximately $391,508,000 before selling commissions and dealer-manager fees of approximately $35,701,000 and other offering costs of approximately $10,857,000. As of June 30, 2013, the Company had approximately 135,614,000 shares of common stock remaining in the Offering.

Substantially all of the Company’s business is conducted through Carter/Validus Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership. Carter/Validus Advisors, LLC (the “Advisor”), the Company’s affiliated advisor, is the sole limited partner of the Operating Partnership.

The Advisor acts as the Company’s advisor pursuant to an advisory agreement, as amended (the “Advisory Agreement”). The Advisor is responsible for managing the Company’s affairs on a day-to-day basis, identifying and making acquisitions and investments on the Company’s behalf and making recommendations as to dispositions of assets. The Company’s board of directors exercises its fiduciary duties in reviewing these recommendations and determining whether to approve or reject proposed transactions. The Advisor also provides asset management, marketing, investor relations and other administrative services on the Company’s behalf. The Advisory Agreement has a term of one-year and is reconsidered on an annual basis by the board of directors. The Company has no employees and relies upon the Advisor to provide substantially all services.

Carter Validus Real Estate Management Services, LLC (“Carter Management”), a wholly owned subsidiary of Carter/Validus REIT Investment Management Company, LLC, the Company’s sponsor, serves as the Company’s property manager. Carter Management and SC Distributors, LLC (“SC Distributors”), the affiliated dealer-manager of the Offering, receive compensation and fees for services related to the Offering and for the investment and management of the Company’s assets. These entities will receive fees during the offering, acquisition, operational and liquidation stages.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. Such condensed consolidated financial statements and the accompanying notes thereto are the representation of management. The accompanying condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal and recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and notes required by GAAP for complete financial statements. The information included in this prospectus supplement should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2012 and related notes thereto set forth in the Company’s Annual Report on Form 10-K, filed with the SEC on April 1, 2013.

Principles of Consolidation and Basis of Presentation

The Company evaluates the need to consolidate investments in entities based on standards set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). In determining whether the Company has a controlling interest in the entities and the requirement to consolidate the accounts of any such entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members as well as whether the investment entity is a variable interest entity (“VIE”) for which the Company is the primary beneficiary.

A VIE is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest but is subject to consolidation if the entity (i) has insufficient equity at risk to permit the entity to finance its activities, (ii) whose at risk equity owners, as a group, do not have the power to direct the activities that most significantly impact the entity’s economic performance, or (iii) whose at risk equity owners do not absorb the entity’s losses or receive its returns. The Company consolidates all VIEs for which it is the primary beneficiary. In determining whether the Company is the primary beneficiary of a VIE, it considers if it has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors included, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, its form of ownership interest, its representation on the entity’s governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity.

As of June 30, 2013, the Company consolidated the accounts of one VIE, the entity that owns the 180 Peachtree Data Center, as the Company has the power to direct the activities that most significantly impact the entity’s economic performance. The significant amounts of assets and liabilities related to the consolidated VIE are identified parenthetically on the accompanying condensed consolidated balance sheets. For the six months ended June 30, 2013, cash flows related to the 180 Peachtree Data Center consisted of $2,188,000 in cash provided by operating activities, $224,000 in cash used in investing activities and $1,946,000 in cash used in financing activities. The creditors of the consolidated VIE do not have recourse to the Company’s general credit.

In addition, the Company evaluates its loan investments to determine if the borrowing entity qualifies as a VIE. As of June 30, 2013, the Company determined that three of its loan investments were with entities that qualify as VIEs, of which the Company is not the primary beneficiary because it does not have the ability to direct the activities of the VIEs that most significantly impact the entities’ economic performance. See Note 6—“Investment in Notes Receivables.”

The accompanying condensed consolidated financial statements include the accounts of the Company, the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Notes Receivables

As of June 30, 2013, the Company had investments in four notes receivables, which represented loans held for investment and intended to be held to maturity. Accordingly, these notes are recorded at cost, net of unamortized loan origination costs and commitment fees, and allowance for losses when a loan is deemed to be impaired. Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan. Interest income earned on notes receivables for the three months ended June 30, 2013 and 2012 was $1,475,000 and $15,000, respectively, and for the six months ended June 30, 2013 and 2012 was $2,260,000 and $32,000, respectively.

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. There were no amounts past due on notes receivable as of June 30, 2013. A note receivable is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a note receivable is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the note receivable’s effective interest rate or to the value of the underlying collateral if the note receivable is collateral dependent. Interest income on performing notes receivables is accrued as earned. Interest income on an impaired note receivable is recognized on a cash basis. Evaluating a note receivable for potential impairment can require management to exercise significant judgments. No impairment losses or allowances were recorded related to notes receivables for the six months ended June 30, 2013.

Use of Estimates

The preparation of the financial statements in conformity with GAAP necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Restricted Cash Held in Escrow

Restricted cash held in escrow includes cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Contributions and receipts of lender escrowed funds have been classified as financing activities since such funds are controlled by lenders and serve as collateral for the notes payable. Restricted cash is reported in other assets on the balance sheets. See Note 5—“Other Assets” included in this prospectus supplement.

Investment in and Valuation of Real Estate and Related Assets

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset in determining the appropriate useful life. The Company estimated the useful lives of its assets by class as follows:

Building and improvements	15 – 40 years

Tenant improvements	Shorter of lease term or expected useful life

Identified intangible assets	Remaining term of related lease

Furniture, fixtures, and equipment	3 – 10 years

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land and buildings, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and buildings) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles and origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Acquisition fees in connection with the acquisition of properties are expensed as incurred in accordance with ASC Topic 805, Business Combination, and are included in acquisition related expenses in the accompanying condensed consolidated statements of operations and comprehensive income (loss).

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment losses have been recognized to date.

Fair Value

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, property escrow deposits, prepaid expenses, mortgage loan deposits, notes receivables, accounts payable and accrued liabilities—The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates. The estimated fair value of notes payable—fixed rate measured using quoted prices and observable inputs from similar liabilities (Level 2) was approximately $134,093,000 and $121,724,000 as of June 30, 2013 and December 31, 2012, respectively. The carrying value of the notes payable—fixed rate was $132,048,000 and $119,269,000 as of June 30, 2013 and December 31, 2012, respectively.

Notes payable—Variable and KeyBank Credit Facility—As of June 30, 2013, the fair value of the notes payable—variable and the secured credit facility with KeyBank National Association in the aggregate maximum principal amount of $110,000,000 (as amended, the “KeyBank Credit Facility”) each approximates its carry value as the interest rate on these instruments resets to market on a monthly basis. The carrying value of the notes payable—variable was $37,211,000 and $37,578,000 as of June 30, 2013 and December 31, 2012, respectively. The carrying value of the KeyBank Credit Facility was $55,000,000 and $55,500,000 as of June 30, 2013 and December 31, 2012, respectively. See Note 7—“Notes Payable and Credit Facility” and Note 17—“Subsequent Events” for additional information on the KeyBank Credit Facility included in this prospectus supplement.

Derivative instruments—The Company’s derivative instruments represent interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of June 30, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation in its entirety is classified in Level 2 of the fair value hierarchy.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$801	$—	$801
Liabilities:
Derivative liabilities	$—	$(17)	$—	$(17)

	December 31, 2012
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$—	$—	$—
Liabilities:
Derivative liabilities	$—	$(963)	$—	$(963)

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

The Company recognizes revenue in accordance with ASC Topic 605, Revenue Recognition (“ASC 605”). ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC Topic 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration (“ASC 605-45”). ASC 605-45 requires that these reimbursements be recorded on a gross basis and the Company, as the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and has credit risk.

Income Taxes

The Company is taxed as a REIT under Sections 856 through 860 of the Code. As a REIT, the Company is required to distribute at least 90% of its taxable income (excluding capital gains) to its stockholders. In addition, the Company generally is not subject to federal corporate income taxes to the extent it distributes its taxable income to its stockholders. Even as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

Concentration of Credit Risk and Significant Leases

As of June 30, 2013, the Company had cash on deposit, including restricted cash, in seven financial institutions, all of which had deposits in excess of current federally insured levels totaling $43.6 million; however, the Company has not experienced any losses in such accounts. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. Concentration of credit risk with respect to accounts receivable from tenants is limited. The Company performs credit evaluations of prospective tenants and security deposits are obtained upon lease execution.

Based on leases in effect as of June 30, 2013, the Company owned properties in 17 MSAs (including two properties owned through consolidated partnerships), three of which each accounted for 10.0% or more of annualized rental revenues. Properties located in the Dallas-Ft.Worth-Arlington, Texas area accounted for an aggregate of 26.2% of annualized rental revenues in effect as of June 30, 2013, properties located in the Atlanta-

Sandy Springs-Marietta, Georgia area accounted for an aggregate of 18.6% of annualized rental revenues in effect as of June 30, 2013, and properties located in the Philadelphia-Camden-Wilmington, Pennsylvania area accounted for an aggregate of 12.1% of annualized rental revenues in effect as of June 30, 2013.

Based on leases in effect as of June 30, 2013, the Company’s two reportable business segments, data centers and medical facilities, accounted for annualized base rent of 57.4% and 42.6%, respectively, of the June 30, 2013 annualized base rent. As of June 30, 2013, leases with two tenants each accounted for 10% or more of the Company’s annualized rental revenues, which in total accounted for 23% of total annualized rental revenues. The leases with Level 3 Communications, LLC accounted for a total of 11.3% of the Company’s annualized rental revenue in effect as of June 30, 2013 and the lease with the Vanguard Group, Inc. accounted for 12.1% of the Company’s annualized rental revenue in effect as of June 30, 2013.

Stockholders’ Equity

As of June 30, 2013, the Company was authorized to issue 350,000,000 shares of stock, of which 300,000,000 shares are designated as common stock at $0.01 par value per share and 50,000,000 shares are designated as preferred stock at $0.01 par value per share. As of June 30, 2013, the Company had approximately 39,416,000 shares of common stock issued and 39,379,000 shares of common stock outstanding, and no shares of preferred stock issued and outstanding. The Company’s board of directors may authorize additional shares of capital stock and amend their terms without obtaining stockholder approval.

Share Repurchase Program

The Company has approved a share repurchase program that allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all redemptions during any calendar year, including those upon death or a qualifying disability of a stockholder, are limited to those that can be funded with proceeds raised from the DRIP.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors. In addition, the Company’s board of directors, at its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate. During the six months ended June 30, 2013, the Company received valid redemption requests relating to approximately 16,000 shares of common stock, all of which were redeemed in full for an aggregate purchase price of approximately $151,000 (an average of $9.44 per share).

Distributions and Distribution Policy

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its taxable income, excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. As of June 30, 2013, the Company paid aggregate distributions, since inception, of approximately $15,403,000 ($8,367,000 in cash and $7,036,000 of which were reinvested in shares of common stock pursuant to the DRIP), calculated at the current annual rate of 7.0%. As of June 30, 2013, the Company had distributions payable of approximately $2,153,000. These distributions were paid on July 1, 2013, $1,156,000 of which was paid in cash and $997,000 of which was reinvested in shares of common stock pursuant to the DRIP.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of June 30, 2013, the Company operated through two reportable business segments—data centers and medical facilities. With the continued expansion of the Company’s portfolio, segregation of the Company’s operations into two reporting segments is useful in assessing the performance of the Company’s business in the same way that management reviews performance and makes operating decisions. See Note 12—“Segment Reporting” for a further discussion on the reportable segments of the Company included in this prospectus supplement.

Derivative Instruments and Hedging Activities

As required by ASC Topic 815, Derivatives and Hedging (“ASC 815”), the Company records all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the condensed consolidated statements of operations and comprehensive income (loss) during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in the condensed consolidated statements of operations and comprehensive income (loss) during the current period.

In accordance with the fair value measurement guidance ASU 2011-04, Fair Value Measurement, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The objective of ASU 2013-02 is to improve the reporting of reclassifications out of accumulated other comprehensive income (loss), which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income (loss) on the respective line item in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income (loss) in financial statements. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 became effective on January 1, 2013 and did not have a material effect on the Company’s condensed consolidated financial statements.

In July 2013, the FASB issued ASU 2013-10, Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Bench Interest Rate for Hedge Accounting Purposes (“ASU 2013-10”). The objective of ASU 2013-10 is to provide for the inclusion of the Federal Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the currently considered benchmark interest rates: the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (LIBOR) swap rate. In addition, ASU 2013-10 removes the restriction on using different benchmark rates for similar hedges. The adoption of ASU 2013-10 is effective prospectively for qualifying new or redesigned hedging relationships entered into on or after July 17, 2013. The adoption of ASU 2013-10 is not expected to have a material effect on the Company’s condensed consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company’s condensed consolidated financial position or results of operations.

Note 3—Real Estate Investments

The Company’s investments in consolidated properties consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

	June 30, 2013	December 31, 2012
Land	$44,390	$34,577
Buildings and improvements	444,765	357,559
Identified intangible assets	67,774	60,019

	556,929	452,155
Less: accumulated depreciation and amortization	(16,675)	(8,732)

	$540,254	$443,423

Depreciation and amortization expense for the three months ended June 30, 2013 and 2012 was $4,105,000 and $1,523,000, respectively, and $7,864,000 and $2,683,000 for the six months ended June 30, 2013 and 2012, respectively. In addition to the property acquisitions discussed below, for the three months ended June 30, 2013 and 2012, the Company had capital expenditures of $105,000 and $279,000, respectively, and for the six months ended June 30, 2013 and 2012, the Company had capital expenditures of $251,000 and $335,000, respectively, related to the Company’s data center facilities.

The Company reimburses the Advisor, or its affiliates, for acquisition expenses related to selecting, evaluating, acquiring and investing in properties. The reimbursement of acquisition expenses, acquisition fees and real estate commissions and other fees paid to unaffiliated parties will not exceed, in the aggregate, 6.0% of the contract purchase price or total development costs of a certain acquisition, unless fees in excess of such limits are approved by a majority of the Company’s disinterested directors, including a majority of its independent directors. For the six months ended June 30, 2013, acquisition fees and acquisition related costs totaled $3,197,000 and did not exceed 6.0% of the purchase price of the Company’s acquisitions during such period.

Acquisitions in 2013

During the six months ended June 30, 2013, the Company completed seven acquisitions, comprised of seven buildings, from unaffiliated parties. The aggregate purchase price of these properties was $100,900,000, of which the Company financed an aggregate amount of $14,000,000 and paid the remainder in cash. In addition, the Company paid an aggregate of $2,018,000 in acquisition fees to the Advisor, or its affiliates, in connection with these acquisitions.

During the three months ended March 31, 2013, the Company completed three acquisitions for an aggregate purchase price of $54,500,000. As of March 31, 2013, the Company had not completed its initial fair value-based purchase price allocation because it was still evaluating relevant market data. As of March 31, 2013, the

Company recorded these acquisitions in land in the amount of $962,000, buildings and improvements in the amount of $51,775,000, intangible assets in the amount of $2,432,000 and intangible liabilities in the amount of $669,000 on the condensed consolidated balance sheet. As of June 30, 2013, these amounts were reclassified and the Company recorded the fair value-based purchase price allocation for these acquisitions as follows (amounts in thousands):

Total
Land	$5,150
Buildings and improvements	43,646
In-place leases	7,156
Tenant improvements	2,218

Total assets acquired	58,170

Below market leases	(3,670)

Total liabilities acquired	(3,670)

Net assets acquired	$54,500

During the three months ended June 30, 2013, the Company completed four acquisitions for an aggregate purchase price of $46,400,000. As of June 30, 2013, the Company had not completed its initial fair value-based purchase price allocation for two of these acquisitions due to the timing of the completion of the acquisitions. The Company recorded the two acquisitions in land in the amount of $4,025,000 and buildings and improvements in the amount of $33,360,000 on the condensed consolidated balance sheet.

The following is a summary of the acquisitions for the six months ended June 30, 2013 (amounts in thousands):

Property	MSA	Date Acquired	Type	Ownership Percentage	Purchase Price	Mortgage Loans Payable		Acquisition Fees to Advisor or its Affiliates (1)
Grapevine Hospital	Dallas - Fort Worth - Arlington, TX	02/25/2013	Medical Facility	100.0%	23,000	14,000		460
Raleigh Data Center	Raleigh - Cary, NC	03/21/2013	Data Center	100.0%	19,500	—	(2)	390
Andover Data Center	Boston - Cambridge - Quincy, MA	03/28/2013	Data Center	100.0%	12,000	—	(2)	240
Wilkes-Barre Healthcare Facility	Scranton - Wilkes - Barre, PA	05/31/2013	Medical Facility	100.0%	4,375	—	(2)	88
Fresenius Healthcare Facility	Elkhart - Goshen, IN	06/11/2013	Medical Facility	100.0%	4,640	—	(2)	93
Leonia Data Center	New York - Northern New Jersey - Long Island	06/26/2013	Data Center	100.0%	14,760	—	(3)	295
Physicians’ Specialty Hospital	Fayetteville - Springdale - Rogers, AR	06/28/2013	Medical Facility	100.0%	22,625	—	(3)	452

					$100,900	$14,000		$2,018

(1)	Generally, the Advisor or its affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Company’s properties, an acquisition fee of 2.0% of the contract purchase price for each property acquired.
(2)	As of June 30, 2013, these properties were added to the KeyBank Credit Facility borrowing base. See Note 7—“Notes Payable and Credit Facility” included in this prospectus supplement.
(3)	Subsequent to June 30, 2013, these properties were added to the KeyBank Credit Facility borrowing base. See Note 17— “Subsequent Events” included in this prospectus supplement for additional information.

Amended Partnership Agreement—Philadelphia Data Center

The Company acquired the Philadelphia Data Center, a 121,000 square foot data center, located in Philadelphia, Pennsylvania, on November 13, 2012. On March 31, 2013, the Operating Partnership entered into an amended and restated partnership agreement for DC-2000 Kubach Road, LP (the “Kubach Road Partnership”), which owns the Philadelphia Data Center. The relevant terms of the amended partnership agreement provide for the following: (a) the Operating Partnership, through a wholly-owned subsidiary, will serve as the initial general partner of the Kubach Road Partnership; provided, however, that the investor has approval rights over certain major decisions; (b) commencing on November 13, 2013, the Operating Partnership has the right to acquire the investing limited partner’s equity interest in the Kubach Road Partnership to the Operating Partnership for $18,750,000; (c) distributable cash flow from the Kubach Road Partnership will be disbursed 100% to the Operating Partnership for the first 12 months from November 13, 2012, 100% to the investing limited partner for the following four years, 100% to the Operating Partnership for the following three years, and thereafter pro rata to the partners in accordance with their respective ownership interest; (d) the net proceeds from a capital transaction of the Kubach Road Partnership will be disbursed as follows: (i) first to the investing limited partner, up to an amount equal to its initial capital contribution, (ii) second to the Operating Partnership, up to an amount equal to its initial capital contribution, and (iii) thereafter pro rata to the partners in accordance with their respective ownership interests; and (e) beginning December 13, 2014, in the event the investing limited partner exercises its option to take over management of the partnership, the Operating Partnership will pay the investing limited partner a one time fee of $1,500,000, and for each month thereafter, the Operating Partnership will transfer to the investing limited partner 1% of its residual profit interest in the Kubach Road Partnership after repayment of capital to the Operating Partnership in consideration of the investing partner managing the partnership and the Philadelphia Data Center.

Earnings are allocated to the Company and the noncontrolling interest based upon the terms of the substantive profit sharing arrangement. Under this arrangement, profits are first allocated in an amount equal to the operating cash flow distributions made during the period to each partner in accordance with the distribution priorities set forth in the partnership agreement. Thereafter, because the noncontrolling interest has a preference return of its capital upon liquidation, income or loss is allocated to each partner assuming the entity was liquidated at book value at the end of each reporting period, to reflect the balance of the noncontrolling interest at an amount equal to the preference it would receive upon hypothetical liquidation.

Note 4—Identified Intangible Assets, Net

Identified intangible assets, which are included in real estate in the accompanying balance sheets, consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

	June 30, 2013	December 31, 2012
In-place leases, net of accumulated amortization of $4,952 and $2,708 as of June 30, 2013 and December 31, 2012, respectively (with a weighted average remaining life of 14.9 years and 15.8 years as of June 30, 2013 and December 31, 2012, respectively)	$59,749	$54,238
Above market leases, net of accumulated amortization of $215 and $135 as of June 30, 2013 and December 31, 2012, respectively (with a weighted average remaining life of 8.8 years and 9.1 years as of June 30, 2013 and December 31, 2012, respectively)	926	1,006
Ground lease interest, net of accumulated amortization of $57 and $37 as of June 30, 2013 and December 31, 2012, respectively (with a weighted average remaining life of 42.6 years and 43.1 years as of June 30, 2013 and December 31, 2012, respectively)	1,653	1,672
Lease commissions, net of accumulated amortization of $13 and $7 as of June 30, 2013 and December 31, 2012, respectively (with a weighted average remaining life of 13.9 years and 14.4 years as of June 30, 2013 and December 31, 2012, respectively)	209	216

	$62,537	$57,132

Amortization expense for the in-place leases, lease commissions and ground leases for the three months ended June 30, 2013 and 2012 was $1,143,000 and $513,000, respectively, and $2,271,000 and $892,000 for the six months ended June 30, 2013 and 2012, respectively. Amortization of the above market leases for the three months ended June 30, 2013 and 2012 was $40,000 and $35,000, respectively, and $80,000 and $55,000 for the six months ended June 30, 2013 and 2012, respectively.

Estimated amortization expense of the identified intangible assets as of June 30, 2013, for the six months ending December 31, 2013 and for each of the next four years ending December 31 and thereafter, is as follows (amounts in thousands):

Year	Amount
2013 (six months)	$107
2014	214
2015	214
2016	171
2017	110
Thereafter	61,721

$62,537

Note 5—Other Assets

Other assets consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

	June 30, 2013	December 31, 2012
Deferred financing costs, net of accumulated amortization of $949 and $432 as of June 30, 2013 and December 31, 2012, respectively	$3,981	$3,438
Investments in unconsolidated partnerships	126	135
Accounts receivable	316	528
Accounts receivable accrued	672	752
Straight-line rent receivable	4,824	2,504
Restricted cash held in escrow	3,133	3,604
Real estate escrow deposits	210	578
Prepaid and other assets	1,895	747

	$15,157	$12,286

Amortization expense of deferred financing costs for the three months ended June 30, 2013 and 2012 was $292,000 and $87,000, respectively, and $517,000 and $110,000 for the six months ended June 30, 2013 and 2012, respectively, which was recorded as interest expense in the accompanying condensed consolidated statements of operations and comprehensive income (loss).

Estimated amortization expense of deferred financing costs as of June 30, 2013, for the six months ending December 31, 2013 and for each of the next four years ending December 31 and thereafter, is as follows (amounts in thousands):

Year	Amount
2013 (six months)	$609
2014	1,211
2015	1,157
2016	600
2017	222
Thereafter	182

$3,981

Note 6—Investment in Notes Receivables

As of June 30, 2013 and December 31, 2012, the aggregate balance on the Company’s investment in notes receivables was $60,317,000 and $23,711,000, respectively. The Company had fixed rate notes receivables with interest rates ranging from 10.00% to 17.00% per annum and a weighted average interest rate of 13.32% per annum.

Notes receivables consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

			Outstanding Balance as of
Notes Receivable	Interest Rate	Maturity Date	June 30, 2013	December 31, 2012
Walnut Hill Property Company *	10.00%	02/28/18	$18,479	$8,305
Bay Area Preferred Equity Loan *	17.00%	11/30/18	23,324	14,892
MM Peachtree Holdings *	12.00%	12/31/21	514	514
Victory/Walnut Hill Bridge Loan	12.00%	**	18,000	—

			$60,317	$23,711

*	Unconsolidated VIE
**	The Victory/Walnut Hill Bridge Loan (defined below) matures upon the earlier to occur of (i) the sale or refinancing of certain hospitals under development and owned by the borrower; (ii) May 7, 2014; and (iii) the date on which all of the liabilities of the borrower become due and payable.

Victory/Walnut Hill Bridge Loan

The Company is a party to a loan agreement with three unaffiliated borrowers to provide interim funding in the aggregate principal amount of $18,000,000 (the “Victory/Walnut Hill Bridge Loan”) for the construction of certain hospital facilities. The Victory/Walnut Hill Bridge Loan is collateralized by a 23 acre parcel of land in Houston, Texas and a 150,000 square foot medical office building in Houston, Texas. The borrowers will repay the Victory/Walnut Hill Bridge Loan from our anticipated purchase of three hospitals for an aggregate purchase price of $18,000,000.

Unconsolidated Variable Interest Entities

As of June 30, 2013 and December 31, 2012, the Company had an aggregate of $42,317,000 and $8,819,000, respectively, of receivables from unconsolidated VIEs, which consisted of notes receivables. Outstanding balances of assets, liabilities and maximum exposure to loss related to variable interests in unconsolidated VIEs consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

	June 30, 2013				December 31, 2012
Variable Interest in Unconsolidated VIEs	Assets		Liabilities	Maximum Exposure to Loss	Assets	Liabilities	Maximum Exposure to Loss
Walnut Hill Property Company Loan	$18,479	(1)	$—	$18,479	$8,305	$—	$8,305
Bay Area Preferred Equity Loan	23,324	(2)	—	23,324	—	—	—
MM Peachtree Holdings	514		—	514	514	—	514

	$42,317		$—	$42,317	$8,819	$—	$8,819

(1)	As of June 30, 2013, the Company’s variable interest in the Walnut Hill Property Company Loan (as defined below) consisted of the loan’s principal balance of $18,150,000 and origination costs of $329,000.
(2)	As of June 30, 2013, the Company’s variable interest in the Bay Area Preferred Equity Loan (as defined below) consisted of the loan’s principal balance of $22,500,000 and origination costs of $824,000.

The Company’s maximum risk of loss associated with these variable interests lending activities is limited to these amounts. The Company may be subject to additional losses to the extent of any receivables relating to future funding.

Bay Area Preferred Equity Loan and Repayment of the Bay Area Bridge Loan

In connection with the previously disclosed bridge loan agreement between the Company and Bay Area Hospital Property Company, LLC, an unaffiliated entity, the Company funded an aggregate principal amount of $20,000,000 (the “Bay Area Bridge Loan”) to be used for the construction of an acute care hospital in Webster, Texas (the “Bay Area Hospital”).

On May 7, 2013, the Company entered into a preferred equity loan agreement with Bay Area Hospital Property Company, LLC (the “Bay Area Preferred Equity Loan”), an unaffiliated party, pursuant to which the Company funded an aggregate principal amount of $22,500,000 used to repay the Bay Area Bridge Loan and for the construction of the Bay Area Hospital. The Bay Area Preferred Equity Loan bears interest at a per annum rate equal to 17%. The borrower will pay a current interest rate of 10% per annum and will accrue interest at 7% per annum based on the average daily outstanding balance during the term of the loan, which will be due upon repayment of the loan. The loan can be prepaid in accordance with the terms of the loan agreement and matures on November 30, 2018.

Walnut Hill Property Company Loan

The Company is a party to a preferred equity loan agreement with Walnut Hill Property Company (“Walnut Hill Property Company Loan”), pursuant to which the Company agreed to provide funds to be used for the construction of a 100-bed acute care hospital, located in Dallas, Texas in the aggregate amount of up to $20,000,000. The investment is collateralized by the membership interests of the entity that holds title to the real property. As of June 30, 2013, the Company had funded an aggregate of $18,150,000 under the Walnut Hill Property Company Loan.

The interest rate under the Walnut Hill Property Company Loan is 10% per annum. As additional consideration for making the investment, the borrower agreed to pay the Company an amount of up to

$4,000,000 derived from a sale of the acute care hospital, which is currently under construction. This payment will be calculated and paid in accordance with the terms of the promissory note evidencing the Walnut Hill Property Company Loan.

Note 7—Notes Payable and Credit Facility

As of June 30, 2013, the Company had total debt outstanding of $224,259,000, of which $169,259,000 related to notes payable and $55,000,000 related to the KeyBank Credit Facility. As of June 30, 2013, the Company had seven fixed rate notes payable in the aggregate amount of $132,048,000, two variable rate notes payable in the aggregate amount of $37,211,000 that were fixed through interest rate swap agreements, and $55,000,000 borrowed under the KeyBank Credit Facility that was fixed through interest rate swap agreements. As of June 30, 2013, the Company did not have any variable rate debt outstanding. As of June 30, 2013, the Company’s weighted average interest rate was 4.91%.

Notes Payable

Notes payable consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

			Outstanding Balance as of
Property	Interest Rate	Maturity Date	June 30, 2013	December 31, 2012
Richardson Data Center	5.10%	08/06/16	$15,138	$15,383
180 Peachtree Data Center	5.93%	01/06/22	54,084	54,420
St. Louis Surgical Center	4.75%	02/10/17	6,194	6,264
Northwoods Data Center	5.25%	04/10/22	3,188	3,237
HPI Integrated Medical Center	4.75%	06/28/17	5,900	5,965
Baylor Medical Center	4.67%	10/11/17	20,542	20,750
Vibra New Bedford Hospital	5.50%	10/21/17	16,669	16,828
Philadelphia Data Center	4.13%	12/06/17	33,615	34,000
Grapevine Hospital	4.50%	02/28/18	13,929	—

			$169,259	$156,847

The principal payments due on the notes payable as of June 30, 2013, for the six months ending December 31, 2013 and for each of the next four years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Principal Payments	Balloon Payments	Amount
2013 (six months)	$1,710	$—	$1,710
2014	3,564	—	3,564
2015	3,744	—	3,744
2016	3,672	13,488	17,160
2017	3,040	74,338	77,378
Thereafter	4,741	60,962	65,703

	$20,471	$148,788	$169,259

Credit Facility

As of June 30, 2013, the KeyBank Credit Facility consisted of a $55,000,000 revolving line of credit, with a maturity date of November 19, 2015, subject to the Operating Partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of November 19, 2016, subject to the Operating Partnership’s right to a 12-month extension. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes.

As of June 30, 2013, the KeyBank Credit Facility bore interest at per annum rates equal to, at the Operating Partnership’s option, either: (a) the London Interbank Offered Rate (“LIBOR”), plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of the Operating Partnership; or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of the Operating Partnership. In connection with the KeyBank Credit Facility, the Operating Partnership entered into interest swap agreements with KeyBank National Association to effectively fix LIBOR on the term loans at a weighted average rate of 0.91%, resulting in an interest rate under the term loans of the KeyBank Credit Facility ranging from 3.41% to 4.41% per annum. The revolving line of credit and the term loan can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and the Operating Partnership may be subject to a breakage fee under the swap agreements, if applicable. See Note 17—“Subsequent Events” included in this prospectus supplement for additional information.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement. The credit available to the Operating Partnership under the KeyBank Loan Agreement will be a maximum principal amount of the value of the assets that are included in the collateral pool. As of June 30, 2013, the borrowing base availability under the KeyBank Credit Facility was $89,247,000 and the Company had drawn down $55,000,000 thereunder. As of June 30, 2013, the Company had approximately $34,247,000 remaining available under the KeyBank Credit Facility. See Note 17—“Subsequent Events, Increase in Borrowing Base Availability under the KeyBank Line of Credit” included in this prospectus supplement for additional information.

Note 8—Identified Intangible Liabilities

Identified intangible liabilities, net consisted of the following as of June 30, 2013 and December 31, 2012 (amounts in thousands):

	June 30, 2013	December 31, 2012
Below market leases, net of accumulated amortization of $4,501 and $2,583 as of June 30, 2013 and December 31, 2012, respectively (with a weighted average remaining life of 17.4 years and 18.2 years as of June 30, 2013 and December 31, 2012, respectively)	$55,775	$54,022

Amortization of below market leases for the three months ended June 30, 2013 and 2012 was $1,012,000 and $554,000, respectively, and $1,918,000 and $994,000 for the six months ended June 30, 2013 and 2012, respectively. Amortization on below market leases is recorded to rental income in the accompanying condensed consolidated statements of operations and comprehensive income (loss).

Estimated amortization of below market leases as of June 30, 2013, for the six months ending December 31, 2013 and for each of the next four years ending December 31 and thereafter, is as follows (amounts in thousands):

Year	Amount
2013 (six months)	$1,996
2014	3,992
2015	3,992
2016	3,808
2017	3,570
Thereafter	38,417

$55,775

Note 9—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of June 30, 2013, there were, and currently there are, no material pending legal proceedings to which the Company is a party.

Environmental Matters

The Company has a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not aware of any environmental liability with respect to its properties that would have a material effect on its consolidated financial position, results of operations or cash flows.

Note 10—Related-Party Transactions and Arrangements

Certain affiliates of the Company receive fees and compensation in connection with the Offering and the acquisition, management and sale of the assets of the Company. SC Distributors, the affiliated dealer-manager of the Company, receives a selling commission of up to 7.0% of gross offering proceeds. In addition, SC Distributors receives up to 2.75% of gross offering proceeds as a dealer-manager fee. SC Distributors, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement. The Company paid SC Distributors approximately $10,289,000 and $3,413,000 for the three months ended June 30, 2013 and 2012, respectively, and $17,348,000 and $5,520,000 for the six months ended June 30, 2013 and 2012, respectively, for selling commissions and dealer-manager fees.

Organization and offering expenses are paid by the Advisor, or its affiliates, on behalf of the Company. The Advisor is reimbursed for actual expenses incurred up to 15.0% of the gross offering proceeds (including selling commissions and the dealer-manager fee from the sale of shares of the Company’s common stock in the Offering, other than shares of common stock sold pursuant to the DRIP). For the three months ended June 30, 2013 and 2012, the Company reimbursed $2,747,000 and $490,000, respectively, and for the six months ended June 30, 2013 and 2012, the Company reimbursed $4,536,000 and $845,000, respectively, in offering expenses to the Advisor, or its affiliates. Other organization expenses are expensed as incurred and offering expenses are charged to stockholders’ equity as such amounts are reimbursed to the Advisor.

The Company pays the Advisor, or its affiliates, an acquisition and advisory fee in the amount of 2.0% of the contract purchase price of each asset or loan the Company acquires or originates. In addition, the Company reimburses the Advisor for all acquisition expenses it incurs on the Company’s behalf, but only to the extent the total amount of all acquisition fees and acquisition expenses is limited to 6.0% of the contract purchase price. For the three months ended June 30, 2013 and 2012, the Company incurred $928,000 and $331,000, respectively, and for the six months ended June 30, 2013 and 2012, the Company incurred $2,018,000 and $1,945,000, respectively, in acquisition fees to the Advisor, or its affiliates. During the three months ended June 30, 2013 and 2012, the Company incurred $81,000 and $0, respectively, and for the six months ended June 30, 2013 and 2012, the Company incurred $297,000 and $0, respectively, in advisory fees to the Advisor, or its affiliates, related to investments in notes receivables.

The Company pays the Advisor an annual asset management fee of 1.0% of the aggregate asset value plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.08333% of the aggregate asset value as of the last day of the immediately preceding month. In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor agreed to waive certain fees, including asset management fees incurred for the period. For the three months ended June 30, 2013 and 2012, the Advisor earned $772,000 and $203,000, respectively, in asset management fees, and waived irrevocably, without recourse, $180,000 and $333,000, respectively. For the six months ended June 30, 2013 and 2012, the Advisor earned $1,626,000 and $333,000, respectively, in asset management fees, and waived irrevocably, without recourse, $180,000 and $333,000. Because the Advisor waived certain fees, cash flow from operations that would have been paid to the Advisor was available to pay distributions to stockholders.

The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition and advisory fee or a disposition fee. For the three months ended June 30, 2013 and 2012, the Advisor incurred $188,000 and $126,000, respectively, and for the six months ended June 30, 2013 and 2012, the Advisor incurred $428,000 and $260,000, respectively, in indirect operating expenses on the Company’s behalf. For the three months ended June 30, 2013 and 2012, the Advisor waived $0 and $126,000, respectively, and for the six months ended June 30, 2013 and 2012, the Advisor waived $0 and $260,000, respectively, of its indirect operating expenses it incurred on behalf of the Company, without recourse. The indirect operating expenses waived by the Advisor consisted of administrative service expense, including payroll-related expenses.

The Company has no direct employees. The employees of the Advisor and other affiliates provide services to the Company related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services. If the Advisor, or its affiliates, provides a substantial amount of services, as determined by a majority of the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay the Advisor up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 2.0% of the contract sales price of each property sold. In no event will the combined real estate commission paid to the Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. In addition, after investors have received a return on their net capital contributions and an 8.0% cumulative non-compounded annual return, then the Advisor is entitled to receive 15.0% of remaining net sale proceeds. As of June 30, 2013, the Company did not incur a disposition fee or a subordinated sale fee to the Advisor or its affiliates.

Upon listing of the Company’s common stock on a national securities exchange, a listing fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% cumulative, non-compounded annual return to investors will be paid to the Advisor. As of June 30, 2013, the Company did not incur a listing fee.

The Company pays Carter Management, the Company’s property manager, leasing and management fees for the Company’s properties. Such fees equal 3.0% of gross revenues from single-tenant properties and 4.0% of gross revenues from multi-tenant properties. The Company will reimburse Carter Management and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including salaries, bonuses and benefits of persons employed by Carter Management and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers. Carter Management and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services at customary market fees, the Company will pay Carter Management an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will the Company pay Carter Management, the Advisor or any affiliate both a property management fee and an oversight fee with respect to any particular property. The Company may pay Carter Management a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. For the three months ended June 30, 2013 and 2012, the Company incurred $328,000 and $102,000, respectively, and for the six months ended June 30, 2013 and 2012, the Company incurred $608,000 and $191,000, respectively, in property management fees to Carter Management.

Accounts Payable Due to Affiliates

The following amounts were outstanding to affiliates as of June 30, 2013 and December 31, 2012 (amounts in thousands):

Entity	Fee	June 30, 2013	December 31, 2012
Carter/Validus Advisors, LLC and its affiliates	Acquisition costs	$5	$3
Carter/Validus Advisors, LLC and its affiliates	Asset management fees	647	278
Carter Validus Real Estate Management Services, LLC	Property management fees	55	63
Carter/Validus Advisors, LLC and its affiliates	General and administrative costs	66	121
Carter/Validus Advisors, LLC and its affiliates	Offering costs	2,943	5,209

		$3,716	$5,674

Note 11—Business Combinations

Period Ended June 30, 2013

For the six months ended June 30, 2013, the Company completed seven acquisitions, comprised of seven buildings with an aggregate 452,000 square feet of gross leasable area. The aggregate purchase price was $100,900,000, plus closing costs. See Note 3—“Real Estate Investments” included in this prospectus supplement for a listing of the properties acquired, acquisition dates and the amount of financing initially incurred in connection with such acquisitions.

Results of operations for the acquisitions are reflected in the accompanying condensed consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2013 for the period subsequent to the acquisition date of each property. For the period from the acquisition date through June 30, 2013, we recognized the following amounts of revenues and net loss for the properties acquired in 2013 (amounts in thousands):

Property	Revenues	Net Income (Loss)
Grapevine Hospital	$830	$(303	) (1)
Raleigh Data Center	$991	$(329	) (2)
Andover Data Center	$356	$(173	) (3)
Wilkes-Barre Healthcare Facility	$40	$(201	) (4)
Fresenius Healthcare Facility	$20	$(130	) (5)
Leonia Data Center	$15	$(475	) (6)
Physicians’ Specialty Hospital	$18	$(506	) (7)

(1)	The Grapevine Hospital was acquired on February 25, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $540,000.
(2)	The Raleigh Data Center was acquired on March 21, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $663,000.
(3)	The Andover Data Center was acquired on March 28, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $294,000.
(4)	The Wilkes-Barre Healthcare Facility was acquired on May 31, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $213,000.
(5)	The Fresenius Healthcare Facility was acquired on June 11, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $139,000.
(6)	The Leonia Data Center was acquired on June 26, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $487,000.
(7)	The Physicians’ Specialty Hospital was acquired on June 28, 2013. During the six months ended June 30, 2013, the property incurred non-recurring charges related to acquisition fees and costs of $524,000.

As of June 30, 2013, the Company had not completed its initial fair value-based purchase price allocation of the Leonia Data Center and the Physicians’ Specialty Hospital due to when the acquisition was completed; it is therefore impractical to provide a summary table of management’s allocation of the fair value of these properties and supplemental pro-forma information (revenue and earnings) as though the acquisitions had occurred as of the beginning of the current year and the prior year. The Company will allocate the final purchase price of the Leonia Data Center and the Physicians’ Specialty Hospital during the three months ended June 30, 2013 after it completes an evaluation of relevant market data, which will impact tangible assets, consisting of land and buildings, and intangible assets, consisting of the value of above-market and below-market leases and the value of in-place leases in the Company’s condensed consolidated financial statements, based in each case on their estimated fair value, as applicable.

The following table summarizes management’s allocation of the fair value of each of the remaining five properties acquired during the six months ended June 30, 2013 (amounts in thousands):

Land	$5,789
Buildings and improvements	51,138
In-place leases	7,755
Tenant improvements	2,503

Total assets acquired	67,185

Below market leases	(3,670)

Total liabilities acquired	(3,670)

Net assets acquired	$63,515

Assuming the 2013 acquisitions described above had occurred on January 1, 2012, pro forma revenues, net income, net income attributable to the Company and net income per common share attributable to the Company—basic and diluted, would have been as follows for the three and six month periods below (amounts in thousands except for per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Pro forma basis:
Revenues	$14,199	$13,841	$28,357	$27,424
Net income	$4,999	$4,537	$9,371	$9,165
Net income attributable to the Company	$4,477	$3,881	$8,211	$7,798
Net income per common share attributable to the Company:
Basic	$0.13	$0.13	$0.28	$0.27
Diluted	$0.13	$0.13	$0.28	$0.27

Note 12—Segment Reporting

As of June 30, 2013, the Company operated through two reportable business segments – data centers and medical facilities. The Company’s investments in data centers and medical facilities are based on certain underwriting assumptions and operating criteria, which are different for data centers and medical facilities. Management reviews the performance and makes operating decisions based on these two reportable segments. There were no intersegment sales or transfers as of June 30, 2013.

The Company evaluates performance based on net operating income of the combined properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, interest expense and interest income. The Company believes that net income (loss), as defined by GAAP, is the most appropriate earnings measurement. However, the Company believes that segment profit serves as a useful supplement to net income (loss) because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment profit should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment profit should be examined in conjunction with net income (loss) as presented in the accompanying consolidated financial statements and data included elsewhere in this prospectus supplement.

Interest expense, other income, depreciation and amortization and other expenses are not allocated to individual segments for purposes of assessing segment performance.

Non-segment assets primarily consist of corporate assets including cash and cash equivalents, real estate and escrow deposits, deferred financing costs, notes receivables and other assets not attributable to individual properties.

Summary information for the reportable segments during the three and six months ended June 30, 2013 and 2012 is as follows (amounts in thousands):

	Data Centers	Medical Facilities	Three Months Ended June 30, 2013
Revenue:
Total revenue	$9,649	$4,454	$14,103
Expenses:
Rental and parking expenses	2,781	276	3,057

Segment net operating income	$6,868	$4,178	$11,046

Expenses:
General and administrative expenses			1,175
Acquisition related expenses			1,601
Depreciation and amortization			4,105

Income from operations			4,165
Other income (expense):
Interest and other income			1,478
Interest expense			(3,121)

Consolidated net income			$2,522

	Data Centers	Medical Facilities	Three Months Ended June 30, 2012
Revenue:
Total revenue	$4,980	$503	$5,483
Expenses:
Rental and parking expenses	1,476	57	1,533

Segment net operating income	$3,504	$446	$3,950

Expenses:
General and administrative expenses			114
Acquisition related expenses			1,019
Depreciation and amortization			1,523

Income from operations			1,294
Other income (expense):
Interest and other income			12
Interest expense			(1,200)

Consolidated net income			$106

	Data Centers	Medical Facilities	Six Months Ended June 30, 2013
Revenue:
Total revenue	$18,036	$8,528	$26,564
Expenses:
Rental and parking expenses	4,784	587	5,371

Segment net operating income	$13,252	$7,941	$21,193

Expenses:
General and administrative expenses			2,781
Acquisition related expenses			3,197
Depreciation and amortization			7,864

Income from operations			7,351
Other income (expense):
Interest and other income			2,260
Interest expense			(5,907)

Consolidated net income			$3,704

	Data Centers	Medical Facilities	Six Months Ended June 30, 2012
Revenue:
Total revenue	$9,418	$624	$10,042
Expenses:
Rental and parking expenses	2,632	62	2,694

Segment net operating income	$6,786	$562	$7,348

Expenses:
General and administrative expenses			429
Acquisition related expenses			3,113
Depreciation and amortization			2,683

Income from operations			1,123
Other income (expense):
Interest and other income			4
Interest expense			(2,341)

Consolidated net loss			$(1,214)

Assets and capital additions by reportable segments as of June 30, 2013 and December 31, 2012 are as follows (amounts in thousands):

	June 30, 2013	December 31, 2012
Assets by segment:
Data centers	$339,788	$295,021
Medical facilities	214,007	158,743
All other	106,486	30,033

Total assets	$660,281	$483,797

	June 30, 2013	December 31, 2012
Capital additions by segment:
Data centers	$46,488	$219,266
Medical facilities	54,640	147,344
All other	23	—

Total capital additions	$101,151	$366,610

Note 13—Derivative Instruments and Hedging Activities

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the six months ended June 30, 2013, such derivatives were used to hedge the variable cash flows associated with variable rate debt. The ineffective portion of changes in fair value of the derivatives is recognized directly in earnings. During the three and six months ended June 30, 2013, no gains or losses were recognized due to ineffectiveness of hedges of interest rate risk.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that an additional $686,000 will be reclassified from other comprehensive income as an increase to interest expense.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

				June 30, 2013			December 31, 2012
Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	Outstanding Notional Amount	Fair Value of		Outstanding Notional Amount	Fair Value of
					Asset	(Liability)		Asset	(Liability)
Interest rate swap	Derivative assets/ Derivative (liabilities)	10/12/2012 to 04/01/2013	10/11/2017 to 11/19/2017	$92,212	$801	$(17)	$75,100	$—	$(963)

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 2—“Summary of Significant Accounting Policies” to these condensed consolidated financial statements. The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded in other comprehensive income (loss) (“OCI”).

The table below summarizes the amount of income or losses recognized on interest rate derivatives designated as cash flow hedges for the three and six months ended June 30, 2013 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships (Interest Rate Swaps)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Amount of gain recognized in OCI on derivatives (effective portion)	$1,634	$—	$1,415	$—
Amount of loss reclassified from accumulated OCI into income (effective portion)	$(185)	$—	$(332)	$—

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain cross-default provisions, whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment thereunder.

In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. As of June 30, 2013, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements, was $35,000. As of June 30, 2013, there were no termination events or events of default related to the interest rate swaps.

Tabular Disclosure Offsetting Derivatives

The Company has elected not to offset derivative positions in its condensed consolidated financial statements. The following table presents the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of June 30, 2013 and December 31, 2012 (amounts in thousands):

Offsetting of Derivative Assets

				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
June 30, 2013	$801	$—	$801	$—	$—	$801

December 31, 2012	$—	$—	$—	$—	$—	$—

Offsetting of Derivative Liabilities

				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
June 30, 2013	$17	$—	$17	$—	$—	$17

December 31, 2012	$963	$—	$963	$—	$—	$963

The Company reports derivatives in the accompanying condensed consolidated balance sheets as derivative assets and derivative liabilities.

Note 14—Accumulated Other Comprehensive Income (Loss)

The following table presents a roll forward of amounts recognized in accumulated other comprehensive loss by component for the six months ended June 30, 2013 (amounts in thousands):

	Unrealized Income (Loss) on Derivative Instruments	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2012	$(963)	$(963)
Other comprehensive income before reclassification	1,415	1,415
Amounts reclassified from accumulated other comprehensive income (loss) to net income (effective portion)	332	332

Other comprehensive income	1,747	1,747

Balance as of June 30, 2013	$784	$784

The following table presents reclassifications out of accumulated other comprehensive loss for the six months ended June 30, 2013 (amounts in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) to Net Income	Affected Line Items in the Statement of Operations
Interest rate swap contracts	$332	Interest expense

	$332

Note 15—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of properties and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor or its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 16—Earnings Per Share

Basic earnings (loss) per share attributable for all periods presented are computed by dividing net income (loss) attributable to the Company by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities, if any. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock as dividends are paid on non-vested restricted shares. For the six months ended June 30, 2013, diluted earnings per share reflect the effect of 15,000 non-vested shares of restricted common stock that were outstanding as of such period. For the six months ended June 30, 2012, there were 20,000 shares of non-vested shares of restricted common stock outstanding, but such shares were excluded from the computation of diluted earnings per share because such shares were antidilutive during the period.

Note 17—Subsequent Events

Distributions Paid

On July 1, 2013, the Company paid aggregate distributions of $2,153,000 ($1,156,000 in cash and $997,000 in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from June 1, 2013 through June 30, 2013. On August 1, 2013, the Company paid aggregate distributions of $2,471,000 ($1,323,000 in cash and $1,148,000 in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from July 1, 2013 through July 31, 2013.

Distributions Declared

On August 2, 2013, the board of directors of the Company approved and declared a distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on September 1, 2013 and ending on November 30, 2013. The distributions will be calculated based on 365 days in the calendar year and equal to $0.001917808 per share of common stock, which will be equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. The distributions declared for each record date in the September 2013, October 2013 and November 2013 periods will be paid in October 2013, November 2013 and December 2013, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Status of the Offering

As of August 5, 2013, the Company had received and accepted subscriptions for 44,641,000 shares of the Company’s common stock, or $443,650,000 in gross offering proceeds, including shares of its common stock issued pursuant to its DRIP. As of August 5, 2013, the Company had approximately 130,359,000 shares of common stock remaining in the Offering.

Increase in Borrowing Base Availability under the KeyBank Line of Credit

On July 26, 2013, the Company added the Leonia Data Center to the collateral pool of the KeyBank Credit Facility, which increased the borrowing base availability under the KeyBank Credit Facility by approximately $7,705,000.

In addition, on July 31, 2013, the Company added the Physicians’ Specialty Hospital to the collateral pool of the KeyBank Line of Credit, which increased the borrowing base availability under the KeyBank Credit Facility by approximately $13,048,000.

As of August 5, 2013, the Company’s borrowing base availability under the KeyBank Credit Facility was $110,000,000, the outstanding balance under the KeyBank Credit Facility was $55,000,000 and approximately $55,000,000 remained available thereunder.

Increase in KeyBank Credit Facility

On August 9, 2013, the Operating Partnership amended certain agreements related to the KeyBank Credit Facility to include Bank of America, N.A., Cadence Bank, N.A., SunTrust Bank, and Eastern Bank as lenders under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $110,000,000 to an aggregate of up to $225,000,000, consisting of a $170,000,000 revolving line of credit, with a maturity date of August 9, 2016, subject to the Operating Partnership’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of August 9, 2017, subject to the Operating Partnership’s right to a 12-month extension. The KeyBank Credit Facility can be increased to $350,000,000.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the operating partnership’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 2.25% to 3.00% (the margin rate was previously set at a range from 2.50% to 3.50%), which is determined based on the overall leverage of the operating partnership; or (b) a base rate, which means, for any day, a fluctuating rate per annual equal to the prime rate for such day, plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of the operating partnership.

Additionally, the requirement to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility was reduced from 0.50% per annum to 0.30% per annum if the average daily amount outstanding balance under the KeyBank Loan Agreement is less than 50% of the lenders’ commitments, and from 0.35% per annum to 0.20% per annum if the average daily amount outstanding under the KeyBank Loan Agreement is greater than 50% of the lender’s commitments. The unused fee is payable quarterly in arrears.

Acquisition of Christus Cabrini Surgery Center

On July 31, 2013, the Company completed the acquisition of a 15,600 square foot surgery center (the “Christus Cabrini Surgery Center”), located in Alexandria, Louisiana, for a purchase price of $4,700,000, plus closing costs. The Christus Cabrini Surgery Center is leased to a single tenant. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore impractical to provide pro-forma information.

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If you elect to participate in the Distribution Reinvestment Plan, you agree that, if at any time you fail to meet the applicable suitability standards set forth in the then current Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, as applicable, you will promptly provide written notification to: CVMC REIT, Inc. and/or Product 1 and/or Product 2 (as applicable) , c/o DST Systems, Inc, 430 W. 7th Street, Kansas City, MO 64105.

% of Distribution

I prefer to participate in the Distribution Reinvestment Plan, as described in the applicable Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2

Send distributions via check to investor’s home address (or for Qualified Plans to the address listed in Section 5) Send distributions via check to the alternate payee listed here (not available for Qualified Plans without custodial approval)

Name: Address: City: State: Zip Code: Account Number:

Direct Deposit (Attach Voided Check) I authorize CVMC REIT, Inc. and/or Product 1 and/or Product 2 or its agent to deposit my distributions in the checking or savings account identified below. This authority will remain in force until I notify CVMC REIT, Inc. and/or Product 1 and/or Product 2 in writing to cancel it. In the event that CVMC REIT, Inc. and/or Product 1 and/or Product 2 deposits funds erroneously into my account, CVMC REIT, Inc. and/or Product 1 and/or Product 2 is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name: % of Distribution Checking ABA/ Routing Number: Account Number: Savings

7. Broker - Dealer and Registered Representative Information

Broker-Dealer Name:

Representative Name: Rep Number: Representative’s Firm Name: Branch ID: Representative’s Address: Representative’s City: State: Zip Code: Representative’s Phone: Representative’s Fax Number: Representative’s E-mail Address: This Subscription was made as follows: Through a participating Broker-Dealer

Shares are being purchased net of commissions

Through a participating RIA* unaffiliated with a participating Broker-Dealer

*A participating RIA is a RIA who has entered into a Placement Agreement

Based on the information I obtained from the subscriber regarding the subscriber’s financial situation and investment objectives, I hereby certify to CVMC REIT, Inc. and/or Product 1 and/or Product 2 that I have reasonable grounds for believing that the purchase of the shares by the Subscriber is a suitable and appropriate investment for this Subscriber.

Signature of Financial Representative: Date:

(If required by Broker-Dealer)

Branch Manager Signature: Date:

8. Electronic Delivery (Optional)

Instead of receiving paper copies of the Prospectus for CVMC REIT, Inc. and/or Product 1 and/or Product 2, and Prospectus supplements, annual reports, proxy statements, and other stockbroker communications and reports, you may elect to receive electronic delivery of stockholder communications from CVMC REIT, Inc. and/or Product 1 and/or Product 2. If you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing below, I acknowledge and agree that I will not receive paper copies of any stockholder communications unless (i) I notify CVMC REIT, Inc. and/or Product 1 and/or Product 2 that I am revoking this election with respect to all stockholder communications or (ii) I specifically request that CVMC REIT, Inc. and/ or Product 1 and/or Product 2 send a paper copy of a particular stockholder communications to me. CVMC REIT, Inc. and/or Product 1 and/or Product 2 has advised me that I have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. I also understand that I have the right to request a paper copy of any stockholder communication.

By electing electronic delivery, I understand that I may incur certain costs associated with spending time online and downloading and printing stockholder communications and I may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair my timely receipt of or access to stockholder communications.

Electronic Delivery Acknowledgement Only

Signature of Investor: Date:

Signature of Joint Investor: Date:

E-mail: (If blank - email from Section 3 will be used)

9. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc.

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I (we) have received the final Prospectus of CVMC REIT, Inc. at least five business days before signing the Subscription Agreement.

Owner Co-Owner 2. I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under “Suitability Standards.” I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner Co-Owner 4. I (we) am/are purchasing the shares for the account referenced above.

Owner Co-Owner 5. I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

Owner Co-Owner 6. For residents of New Jersey only: My (our) liquid worth is at least 10 times my (our) investment in this or similar programs.

Owner Co-Owner 7. For residents of California only: I (we) either: (i) have a net worth (excluding home, home furnishings and automobiles) of at least $100,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment does not exceed ten percent (10%) of my (our) net worth; provided, however, that such suitability standards shall not be applicable to an individual (or a husband and wife) who, including the proposed purchase, has not purchased more than $2,500 worth of securities issued or proposed to be issued by us within the 12 months preceding the proposed sale.

9. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc., continued

Owner Co-Owner 8. If I (we) am/are a Kansas or Massachusetts Investor: I (we) acknowledge that the Office of the Kansas Securities Commissioner and the Massachusetts Securities Division recommend that investors limit their aggregate investment in shares of CVMC REIT, Inc. and other similar direct participation investments to not more than 10% of their liquid net worth. For purposes of this recommendation for Kansas investors, liquid net worth is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Owner Co-Owner 9. For residents of Kentucky, Michigan and Pennsylvania only: My (our) liquid net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner Co-Owner 10. For residents of Iowa, Maine and Ohio only: My (our) investment in CVMC REIT, Inc. and all affiliates of CVMC REIT, Inc. does not exceed 10% of my (our) liquid net worth.

Owner Co-Owner 11. For residents of North Dakota: My (our) net worth is at least 10 times my (our) maximum investment in CVMC REIT, Inc.

Owner Co-Owner 12. An Oregon investor’s maximum investment in the issuer and its affiliates may not exceed 10% of their net worth.

Owner Co-Owner 13. For residents of Nebraska only: I (we) either: (i) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $100,000 and an annual income of $70,000, or (ii) have a minimum net worth (excluding home, home furnishings and automobiles) of at least $350,000. In addition, my (our) investment does not exceed ten percent of my (our) net worth (excluding home, home furnishings and automobiles).

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, CVMC REIT, INC. WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, and (iii) I am a U.S. person.

Signature of Investor: Date:

Signature of Joint Investor or for Qualified Plans, of Trustee/Custodian: Date:

10. Subscriber Signatures for Product 1

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I have received the final Prospectus of Product 1 at least five business days before signing the Product 1.

Owner Co-Owner 2. I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.” I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner Co-Owner

4. I am purchasing the shares for the account referenced in Section 4.

Owner Co-Owner

5. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

10. Subscriber Signatures for Product 1, continued

_Owner_Co-Owner 6. Iowa: In addition to the suitability standards noted above, an Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

_Owner_Co-Owner 7. Kansas: In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

_Owner_Co-Owner 8. Kentucky: In addition to the suitability standards noted above, a Kentucky investor must have (i) either gross annual income of at least $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or (ii) a minimum net worth alone of $300,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in these securities.

_Owner_Co-Owner 9. Maine: In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

_Owner_Co-Owner 10. Massachusetts: In addition to the suitability standards noted above, the Massachusetts Securities Division recommends that an investor’s aggregate investment in this offering and similar offerings, including direct participation investments, not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

_Owner_Co-Owner 11. Nebraska: In addition to the suitability standards noted above, a Nebraska investor must have either (a) an annual gross income of at least $100,000 and a net worth (not including home, furnishings and personal automobiles) of at least $350,000, or (b) a net worth (not including home, furnishings and personal automobiles) of at least $500,000. In addition, a Nebraska investor may not invest more than 10% of his or her net worth in this offering.

_Owner_Co-Owner 12. New Jersey: In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends than an investor’s aggregate investment in this offering and similar direct participation program investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.”

_Owner_Co-Owner 13. New Mexico: In addition to the suitability standards noted above, a New Mexico resident’s investment should not exceed 10% of his or her liquid net worth in this and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

_Owner_Co-Owner 14. North Dakota: In addition to the suitability standards noted above, North Dakota requires that shares may only be sold to residents of North Dakota that represent they have a net worth of at least ten times their investment in the issuer and its affiliates and that they meet one of the established suitability standards.

_Owner_Co-Owner 15. Ohio: In addition to the suitability standards noted above, it shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, affiliates of the issuer, and in other non-traded business development programs to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

_Owner_Co-Owner 16. Oklahoma: In addition to the suitability standards noted above, an Oklahoma investor must limit his or her investment in Product 1 to 10% of his or her net worth (excluding home, furnishings, and automobiles.)

_Owner_Co-Owner 17. Oregon: In addition to the suitability standards noted above, an Oregon investor must limit is or her investment in Product 1 to 10% of his or her net worth (excluding home, furnishings, and automobiles).

10. Subscriber Signatures for Product 1, continued

Owner Co-Owner 18. Texas: In addition to the suitability standards noted above, Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, PRODUCT 1 WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

By signing below, you also acknowledge that:

•	You do not expect to be able to sell your shares regardless of how we perform.
•	If you are able to sell your shares, you will likely receive less than your purchase price.
•	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.
•

Beginning the second quarter of 2013, we intend to implement a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase.

•	You may not have access to the money you invest for an indefinite period of time.
•	An investment in our shares is not suitable for you if you need access to the money you invest.
•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•

Distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

•

Previous distributions to stockholders were funded from temporary fee reductions that are subject to repayment to our Adviser. These distributions were not based on our investment performance and may not continue in the future. If our Adviser had not agreed to make expense support payments, these distributions would have come from your paid in capital. The reimbursement of these payments owed to our Adviser will reduce the future distributions to which you would otherwise be entitled.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, and (iii) I am a U.S. person.

Signature of Investor: Date:

Signature of Joint Investor or for Qualified Plans, of Trustee/Custodian: Date:

11. Subscriber Signatures for Product 2

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

Owner Co-Owner 1. I have received the final Prospectus of Product 2 at least five business days before signing the Subscription Agreement.

Owner Co-Owner 2. I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.” I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

Owner Co-Owner 3. I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Owner Co-Owner 4. I am purchasing the shares for the account referenced in Section 4.

Owner Co-Owner 5. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

11. Subscriber Signatures for Product 2, continued

_Owner_Co-Owner 6. California: In addition to the minimum suitability standards described above, a California investor’s maximum investment in the issuer may not exceed 10% of such investor’s net worth.

_Owner_Co-Owner 7. Iowa: In addition to the minimum suitability standards described above, the state of Iowa requires that each Iowa investor limit his or her investment in the issuer to a maximum of 10% of his or her liquid net worth, which is defined as cash and/or cash equivalents.

_Owner_Co-Owner 8. Kansas: In addition to the minimum suitability standards described above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in the issuer and other non-traded business development companies. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with GAAP.

_Owner_Co-Owner 9. Kentucky: In addition to the minimum suitability standards described above, all Kentucky residents who invest in the issuer must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 or a minimum net worth of $300,000. In addition, Kentucky investors must limit his or her investment in the issuer to 10% of his or her liquid net worth.

_Owner_Co-Owner 10. Maine: In addition to the minimum suitability requirements, it is recommended that Maine investors limit their investment in the issuer and in the securities of similar programs to not more than 10% of their liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

_Owner_Co-Owner 11. Massachusetts: In addition to the suitability described above, Massachusetts investors may not invest more than 10% of their liquid net worth in the issuer and other non-traded direct participation programs. For Massachusetts residents, “liquid net worth” is that portion of an investor’s net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

_Owner_Co-Owner 12. Nebraska: In addition to the suitability standards described above, a Nebraska investor must have either (i) an annual gross income of at least $100,000 and a net worth (not including home, furnishings and personal automobiles) of at least $350,000, or (ii) a net worth (not including home, furnishings and personal auto mobiles) of at least $500,000. In addition, a Nebraska investor’s maximum investment in the issuer may not exceed 10% of such investor’s net worth.

_Owner_Co-Owner 13. New Jersey: In addition to the suitability standards described above, New Jersey investors must limit their investment in the issuer, the issuer’s affiliates, and in other non-traded business development companies to not more than 10% of their liquid net worth. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

_Owner_Co-Owner 14. New Mexico: In addition to the minimum suitability standards described above, a New Mexico investor’s maximum investment in the issuer may not exceed 10% of such investor’s liquid net worth.

_Owner Co-Owner 15. North Dakota: In addition to the minimum suitability standards described above, North Dakota investors must represent that, in addition to the standards listed above, they have a net worth of at least ten times their investment in the issuer.

_Owner_Co-Owner 16. Ohio: In addition to the minimum suitability standards described above, an Ohio investor must have a liquid net worth of at least ten times such Ohio resident’s investment in the issuer and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

_Owner_Co-Owner 17. Oklahoma: In addition to the minimum suitability standards described above, an Oklahoma residents’ investment in the issuer must not exceed ten percent (10%) of their liquid net worth.

_Owner_Co-Owner 18. Oregon: In addition to the minimum suitability standards described above, Oregon investors must have a net worth of at least ten times their investment in the issuer.

11. Subscriber Signatures for Product 2, continued

Owner Co-Owner 19. Texas: Texas residents purchasing units (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in the issuer, the issuer’s affiliates and in other non-traded business development companies. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

I ACKNOWLEDGE RECEIPT OF THE PROSPECTUS, WHETHER OVER THE INTERNET, ON A CD-ROM, A PAPER COPY OR ANY OTHER DELIVERY METHOD. IF A SUBSCRIBER’S SUBSCRIPTION IS ACCEPTED, PRODUCT 2 WILL SEND THE SUBSCRIBER CONFIRMATION OF HIS OR HER PURCHASE AFTER HE OR SHE HAS BEEN ADMITTED AS A STOCKHOLDER.

Substitute W-9: I HEREBY CERTIFY under penalty of perjury (i) that the taxpayer identification number shown on the Subscription is true, correct and complete, (ii) that I am not subject to backup withholding either because I have not been notified that I am subject to backup agreement withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholdings, and (iii) I am a U.S. person.

Signature of Investor: Date: Signature of Joint Investor or for Qualified Plans, of Trustee/Custodian: Date:

MAILING INSTRUCTIONS

PLEASE NOTE: Only original, completed copies of the Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Subscription Agreements.

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

Regular Mail Overnight Mail

Investment Processing Department Investment Processing Department c/o DST Systems, Inc. c/o DST Systems, Inc.

P.O. Box 219731 430 W. 7th Street Kansas City, MO 64121-9731 Kansas City, MO 64105 Toll Free: 888.292.3178 Toll Free: 888.292.3178

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. & Product 2 Investors: The Subscription Agreement, together with a check for the portion of your purchase that is for Carter Validus Mission Critical REIT, Inc. and/or Product 2, can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. and/ or Product 2 or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106 ABA #: 101000695 Account #: 9871916944

FAO: (Include Account Title)

Product 1 Investors: The Subscription Agreement, together with a check made payable to “Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106 ABA #: 101000695

Account #: XXXXXXXXX FAO: (Include Account Title)

Product 1 Logo

Product 2 Logo

Investor Instructions

This subscription agreement is not valid for use in AL, AR or TN.

Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.

1. Investment

PLEASE NOTE: Money orders, traveler’s checks, starter checks, foreign checks, counter checks, third-party checks or cash will not be accepted. A minimum initial investment of $2,000 is required, except in New York, where the minimum investment is $2,500. In no event shall any investment be less than $100.

2. Account Type- Check One Box Only

Please check the appropriate box to indicate the account type of the subscription.

3. Investor Information - SSN or TIN Required

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

Enter the name(s), mailing address and telephone numbers of the registered owner of the investment. Partnerships, corporations and other organizations should include the name of an individual to whom correspondence should be addressed. Non-resident aliens must also supply IRS form W-8BEN.

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 9 and/or 10 and/or 11, you are certifying that this number is correct.

4. Investment Title - SSN or TIN Required

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 9 and/or 10 and/or 11, you are certifying that this number is correct.

Please print the exact name(s) in which shares are to be registered. Include the trust/entity name, if applicable. If the account is Qualified, include the names and taxpayer identification numbers of the investor and the custodian or trustee.

5. Custodian/ Trustee Information

Make checks payable to the custodian and send ALL paperwork directly to the custodian.

If you would like to purchase shares through an IRA account, First Trust Retirement has agreed to act as IRA custodian for such purpose for both Carter Validus Mission Critical REIT and/or Product 1 and/or Product 2. In addition, Community National Bank has agreed to act as IRA Custodian for purchases of Carter Validus Mission Critical REIT only or for joint purchases with Product 1 and/or Product 2; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with either First Trust Retirement or Community National Bank, we will pay the fees related to the establishment of such accounts with First Trust Retirement or Community National Bank and the first calendar year base fee. After we pay the first calendar year base fee, investors will be responsible for the annual IRA maintenance fees charged by either of the IRA custodians, charged at the beginning of each calendar year. Further information about custodial services is available through your broker or through our dealer manager at 1-888-292-3178.

Complete this section if the registered owner of the investment will be a Custodian Plan or Trust.

Over Please

6. Distribution Information (Choose one or more of the following options)

PLEASE NOTE: If you elect to participate in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, you must agree that if at any time you cannot make the investor representations or warranties set forth in the Prospectus or the Subscription Agreement relating to such investment, you must promptly notify the Investment Processing Department for Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 in writing of that fact. This request in no way shifts the responsibility of Product 1’s sponsor, and participating Broker-Dealers and Registered Investment Advisors recommending the purchase of shares in this offering, to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by you.

Complete this section to enroll in the Distribution Reinvestment Plan of Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2, to elect to receive distributions by direct deposit and/or to elect to receive distributions by check. If you elect direct deposit, you must attach a voided check with this completed Subscription Agreement. You can choose to have all or a portion of your distributions reinvested through the Distribution Reinvestment Plan. You must indicate the percentage of our distribution to be applied to each option selected and the sum of the allocations must equal 100%. (If you do not complete this section, distributions will be paid to the registered owner at the address in Section 3. IRA accounts may not direct distributions without the custodian’s approval.)

7. Broker - Dealer and Registered Representative Information

PLEASE NOTE: The Broker-Dealer or Registered Investment Advisor must complete and sign this section of the Subscription Agreement. All Fields are Mandatory.

Required Representations: By signing Section 7, the registered representative of the Broker-Dealer or Registered Investment Advisor confirms on behalf of the

Broker-Dealer that he or she:

•	has reasonable grounds to believe the information and representations concerning the investor identified herein are true, correct, and complete in all respects;
•	has discussed the investor’s prospective purchase of shares with such investor;
•

has advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares and other fundamental risks related to the investment in the shares, the restrictions on transfer of the shares and the risk that the investor could lose his or her entire investment in the shares;

•	has delivered to the investor the Prospectus required to be delivered in connection with this subscription;
•	has reasonable grounds to believe the investor is purchasing these shares for the account referenced in Section 4, and
•

has reasonable grounds to believe the purchase of shares is a suitable investment for such investor, and such investor meets the suitability standards applicable to the investor set forth in the Prospectus and such investor is in a financial position to enable the investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

In addition, the registered representative of the Broker-Dealer or Registered Investment Advisor represents that he or she and the Broker-Dealer, (i) are duly licensed and may lawfully offer and sell the shares in the state where the investment was made and in the state designated as the investor’s legal residence in Section 3; and (ii) agree to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor for a period of six years.

8. Electronic Delivery (Optional)

Instead of receiving paper copies of the applicable Prospectus, Prospectus supplements, annual reports, proxy statements, and other stockbroker communications and reports, you may elect to receive electronic delivery of stockholder communications from Carter Validus Mission Critical REIT, Inc. and/ or Product 1 and/or Product 2. If you would like to consent to electronic delivery, including pursuant to CD-ROM or electronic mail, please sign and return this election with your Subscription Agreement.

By signing the Subscription Agreement in Section 8, you acknowledge and agree that you will not receive paper copies of any stockholder communications unless (i) you notify Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 that you are revoking this election with respect to all stockholder communications or (ii) you specifically request that Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 send a paper copy of a particular stockholder communications to you. Carter Validus Mission Critical REIT, Inc. and/or Product 1 and/or Product 2 has advised you that you have the right to revoke this election at any time and receive all stockholder communications as paper copies through the mail. You also understand that you have the right to request a paper copy of any stockholder communication. By electing electronic delivery, you understand that you may incur certain costs associated with spending time online and downloading and printing stockholder communications and you may be required to download software to read documents delivered in electronic format. Electronic delivery also involves risks related to system or network outages that could impair your timely receipt of or access to stockholder communications.

9. Subscriber Signatures for Carter Validus Mission Critical REIT, Inc.

Please separately initial each of the representations in paragraph (1) through (5). If a New Jersey resident you must also initial paragraph (6), if a California resident you must also initial paragraph (7), if a Kansas or Massachusetts resident you must also initial paragraph (8), if a Kentucky, Michigan or Pennsylvania resident you must also initial paragraph (9), if an Iowa, Maine or Ohio resident you must also initial paragraph (10), if a North Dakota resident you must also initial paragraph (11), if an Oregon resident you must also initial paragraph (12) and if a Nebraska resident you must also initial paragraph (13). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Carter Validus Mission Critical REIT, Inc. Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 9 and/or 10 and/or 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

10. Subscriber Signatures for Product 1

Please separately initial each of the representations in paragraph (1) through (5). If an Iowa resident you must also initial paragraph (6), if a Kansas resident you must also initial paragraph (7), if a Kentucky resident you must also initial paragraph (8), if a Maine resident you must also initial paragraph (9), if a

Massachusetts resident you must also initial paragraph (10), if a Nebraska resident you must also initial paragraph (11), if a New Jersey resident you must also initial paragraph (12), If a New Mexico resident you must also initial paragraph (13), If a North Dakota resident you must also initial paragraph (14), If an Ohio resident you must also initial paragraph (15), if an Oklahoma resident you must also initial paragraph (16), if a Oregon resident you must also initial paragraph (17) and if a Tennessee resident you must also initial paragraph (18). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Product 1 Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 9 and/or 10 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

11. Subscriber Signatures for Product 2

Please separately initial each of the representations in paragraph (1) through (5). Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Product 2 Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards imposed by the state of your primary residence.

By signing this Subscription Agreement, you agree to provide the information in Section 9 and/or 10 and/or 11 of the agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

MAILING INSTRUCTIONS

PLEASE NOTE: Only original, completed copies of the Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Subscription Agreements.

The Subscription Agreement, together with any payments being made by check, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

Regular Mail Overnight Mail

Investment Processing Department Investment Processing Department c/o DST Systems, Inc. c/o DST Systems, Inc. P.O. Box 219731 430 W. 7th Street Kansas City, MO 64121-9731 Kansas City, MO 64105 Toll Free: 888.292.3178 Toll Free: 888.292.3178

PAYMENT INSTRUCTIONS

Carter Validus Mission Critical REIT, Inc. & Product 2 Investors: The Subscription Agreement, together with a check for the portion of your purchase that is for Carter Validus Mission Critical REIT, Inc. and/or Product 2, can be included as a check made payable to Carter Validus Mission Critical REIT, Inc. and/or Product 2 or wired to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor Kansas City, MO 64106 ABA #: 101000695 Account #: 9871916944

FAO: (Include Account Title) Product 1 Investors: The Subscription Agreement, together with a check made payable to “Product 1” for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

UMB Bank, N.A.

1010 Grand Boulevard, 4th Floor Kansas City, MO 64106 ABA #: 101000695

Account #: XXXXXXXXX FAO: (Include Account Title)

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